24-10077

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03043756

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Profound Beauty Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

DEC 31 2003

32-02 Queens Blvd., Long Island City, New York 11101 (718) 472-6587
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

5122	41-2078593
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

400689-10

PART I — NOTIFICATION

ITEM 1. Significant Parties

(a) ISSUER'S DIRECTORS:

Nikos Mouyiaris

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Barbara Novick

Home Address
65 Wildwood Drive
Laurel Hollow, New York 11791

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

(b) ISSUER'S OFFICERS:

Nikos Mouyiaris
President and Chief Executive Officer

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Howard Friedensohn
Chief Operating Officer

Home Address
140 Trails End
Irvington, New York 10533

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Lawrence Weinstock
Chief Financial Officer

Home Address
4 West Mall Drive
West Hills, New York 11743

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Robert Salem
Executive Vice President and Chief Strategic Officer

Home Address
31 West 16th Street, Apt. 1
New York, New York 10011

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Mary Wilson
Executive Vice President - Sales, Marketing and Education

Home Address
85 Rosehill Avenue
New Rochelle, New York 10804

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Stefany Reed
Vice President - Salon Business Development

Home Address
49 Old Pocasset Road
Johnston, Rhode Island 02919

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Barbara Novick
Secretary and Treasurer

Home Address
65 Wildwood Drive
Laurel Hollow, New York 11791

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

(c) ISSUER'S GENERAL PARTNERS: N/A

(d) RECORD OWNERS OF 5 PERCENT OR MORE OF ANY CLASS OF EQUITY SECURITIES:

Nikos Mouyiaris

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

(e) BENEFICIAL OWNERS OF 5 PERCENT OR MORE OF ANY CLASS OF EQUITY SECURITIES:

Nikos Mouyiaris

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

(f) ISSUER'S PROMOTERS: N/A

(g) **ISSUER'S AFFILIATES:**

Nikos Mouyiaris

Home Address
425 East 58th Street
New York, New York 10022

Business Address
32–02 Queens Blvd.
Long Island City, New York 11101

Mana Products, Inc.
32–02 Queens Blvd.
Long Island City, New York 11101

Ariana Realty Company LLC
32–02 Queens Blvd.
Long Island City, New York 11101

Erno Laszlo LLC
32–02 Queens Blvd.
Long Island City, New York 11101

27-11 49th Avenue Realty LLC
32–02 Queens Blvd.
Long Island City, New York 11101

Electronic Engineering Systems, Inc.
1403 Greenbrier Parkway
Chesapeake, Virginia 23320

(h) **ISSUER'S COUNSEL:**

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

(i) **UNDERWRITER:** N/A

(j) **UNDERWRITER'S DIRECTORS:** N/A

(k) **UNDERWRITER'S OFFICERS:** N/A

(l) **UNDERWRITER'S GENERAL PARTNERS:** N/A

(m) **UNDERWRITER'S COUNSEL:** N/A

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied:
N/A.

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by affiliates of Issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

The securities will not be offered by underwriters, dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Issuer's President and Chief Operating Officer, as authorized Officers of Issuer, shall offer the securities to the public in the following states:

New York, Florida, New Hampshire, New Jersey and Georgia.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A:

PROFOUND BEAUTY INC.
(A NEW YORK CORPORATION AND PREDECESSOR OF ISSUER) (1)

NAME	NUMBER OF SHARES OF COMMON STOCK (PAR VALUE $0.001 PER SHARE)	DATE ISSUED	AGGREGATE OFFERING PRICE/ CONSIDERATION PAID
Nikos Mouyiaris	12,888,020	02/10/03	$ 64,440.10
Howard Friedensohn	32,780	10/29/03	$ 163.90
John Gillespie	15,200	10/29/03	$ 76.00
Joseph Salem	25,000	10/29/03	$ 125.00
Joseph Salem, Jr.	7,500	10/29/03	$ 37.50
Howard Jacoby	7,500	10/29/03	$ 37.50
Walter Thomas	24,000	10/29/03	$ 120.00

(1) The New York corporation, Profound Beauty Inc. ("NY Profound"), was merged into Issuer on November 21, 2003, with Issuer being the surviving entity, and the above listed individuals in exchange for their shares of common stock in NY Profound received an equal amount of shares of common stock of Issuer.

ISSUER

NAME	NUMBER OF SHARES OF COMMON STOCK (PAR VALUE $0.001 PER SHARE) ISSUED PURSUANT TO ISSUER'S 2003 RESTRICTED STOCK PLAN	DATE ISSUED	AGGREGATE OFFERING PRICE/ OTHER CONSIDERATION
Robert Salem	991,000	12/24/03	Employee or Consultant of Issuer
Philip Wilson	300,000	12/24/03	Employee or Consultant of Issuer
Mary Wilson	300,000	12/24/03	Employee or Consultant of Issuer
Howard Friedensohn	300,000	12/24/03	Employee or Consultant of Issuer
Barbara Novick	50,000	12/24/03	Employee or Consultant of Issuer
Lawrence Weinstock	15,000	12/24/03	Employee or Consultant of Issuer
Walter Thomas	28,000	12/24/03	Employee or Consultant of Issuer
Cheryl Esposito	5,000	12/24/03	Employee or Consultant of Issuer
Stefany Reed	20,000	12/24/03	Employee or Consultant of Issuer
Phil Fennell	15,000	12/24/03	Employee or Consultant of Issuer
Maria Laguardia	25,000	12/24/03	Employee or Consultant of Issuer
Alex Michail	10,000	12/24/03	Employee or Consultant of Issuer
Shari Schneider	10,000	12/24/03	Employee or Consultant of Issuer
Darcy Novick	5,000	12/24/03	Employee or Consultant of Issuer
Apostolos Mouyiaris	50,000	12/24/03	Provided Services for the Benefit of Issuer
Doina Sandulache	25,000	12/24/03	Provided Services for the Benefit of Issuer
Chetram Ramlachan	10,000	12/24/03	Provided Services for the Benefit of Issuer
Girjahnand Pawaroo	10,000	12/24/03	Provided Services for the Benefit of Issuer
Peter Zorpas	6,000	12/24/03	Provided Services for the Benefit of Issuer
Eric West	10,000	12/24/03	Provided Services for the Benefit of Issuer
Chris Raftis	10,000	12/24/03	Provided Services for the Benefit of Issuer
David Chan	10,000	12/24/03	Provided Services for the Benefit of Issuer
Deonarain Bisram	10,000	12/24/03	Provided Services for the Benefit of Issuer
Bernard Stines	10,000	12/24/03	Provided Services for the Benefit of Issuer
Vicky Perella	10,000	12/24/03	Provided Services for the Benefit of Issuer
Gina Rokose	10,000	12/24/03	Provided Services for the Benefit of Issuer
Edward Ewankov	10,000	12/24/03	Provided Services for the Benefit of Issuer
Chi Man Lee	2,000	12/24/03	Provided Services for the Benefit of Issuer
Dimitrios Zizilas	2,000	12/24/03	Provided Services for the Benefit of Issuer
George Kouis	2,000	12/24/03	Provided Services for the Benefit of Issuer

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable as no such securities have been sold.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption:

Issuer believes that the aforementioned sale or grant of Issuer's securities are exempt from the registration requirements of the Act, pursuant to Section 4(2) of the Act and Rule 701 of the General Rules and Regulations under the Act. The aforementioned grant of securities was pursuant to a written compensatory benefit plan, and the aforementioned sale of securities involved securities not offered to the public.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No additional offering is contemplated.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

None;

(2) To stabilize the market for any of the securities to be offered:

None; and

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:

None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed:

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in Issuer or any of its parents or subsidiaries or was connected with Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No such expert has been named in this offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

ITEM 1. Item 1. Cover Page

Profound Beauty Inc.
32–02 Queens Blvd.
Long Island City, New York 11101
(718) 472-6587

December 30, 2003

Stock options to purchase 4,000,000 shares of Issuer's common stock, par value $0.001 per share, at an exercise price of $.05 per share (the "Options").

4,000,000 shares of Issuer's common stock, par value $.001 per share, reserved for issuance upon the exercise of the Options.

Profound Beauty Inc. ("Issuer") intends to grant to certain consultants and advisors of Issuer, and to certain principals, employees and consultants of Issuer's customers, Options to purchase up to 4,000,000 shares of Issuer's common stock, par value $0.001 per share, ("Common Stock") pursuant to Issuer's 2003 Profound Incentive Equity (PIE) Stock Option Plan (the "Plan"). There will be no proceeds from this offering to Issuer at the time of the grant of the Options. However, upon the exercise of the Options, a maximum of $ 200,000 will be the net proceeds to Issuer if all of the Options are granted, fully vested and exercised.

It is expected that the Options will be granted commencing on or about April 5, 2004. There will be no underwriter in connection with this offering, and there will be no commission payable to any person with respect to the Options or their exercise.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE ITEM 3 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

This offering has been registered in the following states:

STATE	FILE NO.	EFFECTIVE DATE
New York		
New Hampshire		
Florida		
Georgia		
New Jersey		

ITEM 2. Distribution Spread

The information called for by the following table shall be given, in substantially the tabular form indicated, on the outside front cover page of the offering circular as to all securities being offered (estimate, if necessary).

	PRICE TO PUBLIC	UNDERWRITING DISCOUNT AND COMMISSIONS	PROCEEDS TO ISSUER OR OTHER PERSONS
PER UNIT TOTAL	N/A (1)	$0	$.05 (2)
TOTAL MINIMUM	N/A (1)	$0	$0
TOTAL MAXIMUM	N/A (1)	$0	$200,000 (3)

(1) The Options will be distributed by grant.

(2) Exercise price of the Option.

(3) The maximum proceeds to Issuer if all of the Options are granted, fully vested and exercised.

ITEM 3. Summary Information, Risk Factors and Dilution

Issuer is a development stage company that has generated limited revenues and has incurred losses since the formation of its predecessor, Profound Beauty Inc., a New York corporation ("NY Profound"), on January 30, 2003. NY Profound was merged into the newly formed Issuer (Issuer was formed on November 18, 2003) on November 21, 2003, with Issuer being the surviving entity (hereinafter NY Profound and Issuer shall collectively be referred to as "Issuer" or the "Company").

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY ISSUER CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

A WARNING ABOUT FORWARD-LOOKING INFORMATION

THIS CIRCULAR CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "WILL," "BELIEVES," "PLANS," "ESTIMATES," "ANTICIPATES," "EXPECTS," INTENDS," OR WORDS OF SIMILAR IMPORT. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES, AND ASSUMPTIONS. ISSUER'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" IN THIS CIRCULAR. MANAGEMENT OF ISSUER BELIEVES THESE FORWARD-LOOKING STATEMENTS ARE REASONABLE; HOWEVER, YOU SHOULD NOT PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON CURRENT EXPECTATIONS.

Below is a discussion (listed in the order of importance) of the risk factors which Issuer considers to be the most substantial to an investor in this offering in view of all facts and circumstances, or which otherwise make this offering speculative or one of high risk. Specifically, you should be aware of those factors which constitute the greatest threat that your investment will be lost in whole, or in part, or not provide an adequate return. Before you invest in the offering as described in this circular, you should carefully consider these risk factors, as well as all other information contained in this offering circular.

LIMITED RELEVANT OPERATING HISTORY AND UNCERTAINTY OF PROFITABILITY

Issuer has a limited operating history upon which an evaluation of Issuer's prospects can be made. Such prospects must be considered in light of risks, expenses and difficulties frequently encountered in the establishment of a new company and the development of a new product in a continually evolving industry, as well as the risks, expenses and difficulties encountered in the shift from development to commercialization of a new product. There can be no assurance that Issuer will be able to implement successfully its distribution and marketing strategies, generate significant revenues, or ever achieve profitable operations. From Issuer's formation on January 30, 2003 through October 31, 2003, Issuer incurred losses aggregating approximately $2,000,000.

FUTURE CAPITAL REQUIREMENTS; POSSIBLE INABILITY TO OBTAIN ADDITIONAL FINANCING

Issuer's capital requirements have been and will continue to be significant. To date, Issuer has financed its capital requirements principally through equity investments by its majority stockholder. There are no arrangements or commitments for any further investments, loans or advances from the majority stockholder or any other person or entity. Issuer's future expansion, if any, will be dependent upon the capital resources available to Issuer and cash flow from Issuer's operations. Issuer's future growth is dependent on Issuer's ability to generate a cash flow or obtain a future equity or debt financing. A significant amount of additional investment (between $4,000,000 and $8,000,000) will be required in order for Issuer to continue to conduct its product development, marketing, distribution, technology development and general administrative activities. There can be no assurance that Issuer will be able to obtain financing for such purposes or that any financing will be available in amounts required or on terms acceptable to Issuer.

RISKS ASSOCIATED WITH MANAGEMENT AND INTEGRATION OF GROWTH

In order for Issuer to continue to expand successfully, Issuer's management will be required to anticipate the changing and increasing demands of Issuer's growing operations and to implement appropriate operating procedures and systems. There can be no assurance that management will correctly anticipate these demands or successfully implement these procedures and systems on a timely basis. Issuer's success will also depend, in part, upon its ability to integrate effectively into its operations new key employees, new brands, and relationships with new suppliers and new customers, including those associated with any future acquisitions. Issuer believes, but cannot assure, that it will be able to achieve such integration. Issuer also will need to review continually the adequacy of its management information systems, including its inventory and distribution systems. Failure to upgrade its information systems or unexpected difficulties encountered with these systems during expansion could have a material adverse effect on the business, financial condition and results of operations of Issuer.

NO ASSURANCE OF FUTURE GROWTH

Issuer's strategy is to continue to expand its distribution business and to sign up additional salons to which Issuer sells its products ("Participating Salons"). There can be no assurance that Issuer will be successful in maintaining or increasing its distribution business. Currently, Issuer has no agreements or commitments to develop or acquire additional brands or additional exclusive distribution, license or supply arrangements. There can be no assurance that Issuer will be successful in developing or identifying, negotiating and consummating any such acquisitions or arrangements or that the terms of any such acquisitions or arrangements that may be available will be acceptable to Issuer.

COMPETITION

The professional beauty industry is highly competitive and at times subject to rapidly changing customer preferences and industry trends. Issuer competes with a large number of distributors and manufacturers, many of which have significantly greater financial, marketing, distribution, personnel and other resources than Issuer, thereby permitting such companies to implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into the market and introduce new products. Issuer's products compete for customer recognition and shelf space with salon products which have achieved significant international, national and regional brand name recognition and consumer loyalty. Issuer's products also compete with new products, which are regularly introduced and accompanied by substantial promotional campaigns. These factors, as well as demographic trends, international, national, regional and local economic conditions, discount pricing strategies by competitors and direct sales by manufacturers to Issuer's customers, could result in increased competition for Issuer and could have a material adverse effect on the financial condition and results of operations of Issuer.

DEPENDENCE ON KEY PERSONNEL

The success of Issuer depends to a significant extent upon the performance of its management team. Issuer's future operations could be materially adversely affected if the services of any of Issuer's senior executives were to cease to be available to Issuer. In particular, Issuer is dependent on Mr. Nikos Mouyiaris, its President and Chief Executive Officer, and Mr. Robert Salem, its Executive Vice President and Chief Strategic Officer, both of whom have extensive experience in the professional beauty industry. Issuer does not have an employment agreement with either Mr. Mouyiaris or Mr. Salem.

SEASONALITY AND FLUCTUATIONS

Issuer's sales and profitability may vary from quarter to quarter as a result of a variety of factors, including the timing of signing up Participating Salons, the timing of purchases by those Participating Salons, and changes in domestic or international competitive pricing pressures.

UNCERTAINTY OF PRODUCT COSTS

It is expected to be a continuous challenge to management to keep the costs of Issuer's products sufficiently low to allow it to be competitively priced but with a sufficient gross margin to obtain a suitable level of profitability for Issuer. Any inability to successfully purchase products at a commercially competitive cost, particularly in instances in which Issuer has made significant capital expenditures, could have a material adverse effect on Issuer, possibly even leading to its ultimate failure.

UNCERTAIN MARKET ACCEPTANCE OF ISSUER'S PRODUCTS

Issuer's products have not been commercially available in any significant quantity within the industry. There can be no assurance that Issuer's products will be perceived as acceptable or that any significant market for the products ultimately will be achieved. There can be no assurance that the products ultimately will prove effective or attractive enough to ever produce significant revenues or profits for Issuer. The willingness of a meaningful number of potential customers to pay a given sales price will have a significant influence on the ability of Issuer to develop and sustain viable markets for the product.

UNCERTAINTY OF COMMERCIAL SELLING PRICE OF PRODUCT

The willingness of a meaningful number of potential customers to pay any given sales price will have a significant influence on the ability of Issuer to develop and sustain viable markets for the products.

DEPENDENCE UPON THIRD-PARTY SUPPLIERS

Issuer presently purchases 100% of its finished good inventory requirements and contracts for certain logistical and administrative services from Mana Products, Inc. ("Mana"), an affiliated entity (the "Mana Arrangements"). Mana is a 28 year old diversified beauty products manufacturer and distributor, majority owned by Mr. Mouyiaris. There can be no assurance that Mana will be able to continue to meet Issuer's requirements, nor can there be any assurance that Issuer would be able to find an acceptable alternate supplier if Mana were to interrupt such supply of goods or services. Issuer believes that the Mana Arrangements are fair to Issuer.

PATENTS AND TRADEMARKS MAY NOT ISSUE OR ADEQUATELY PROTECT INTELLECTUAL PROPERTY

Issuer expects to rely in part on patents and trademarks for protection of the intellectual property rights surrounding its products and its business methods. There can be no assurance that the crucial claims under existing and any future patent and trademark applications ultimately will be granted or that the patents and trademarks will be issued, either domestically or internationally; that all critical aspects of Issuer's products will be covered by patents and trademarks; that its products do not and will not infringe on the patent rights and trademarks of others; or that others will not make use of certain of Issuer's products and business methods. There can be no assurance that future patents and trademarks, if any, would be deemed valid if tested or that Issuer would have sufficient resources to adequately prosecute claims against those who may infringe upon any patents and trademarks that may be granted to it.

Issuer's current pending patent is entitled "A PROPORTIONAL METHOD FOR DIAGNOSING AND APPROPRIATELY CLEANSING AND CONDITIONING HAIR AND A KIT OF PROPORTIONAL SHAMPOOS AND CONDITIONERS FOR PRACTICING THE METHOD". The invention is a method for diagnosing and appropriately cleansing and conditioning hair. It includes the steps of evaluating characteristics of the hair and the scalp and then cleansing and conditioning the hair with a shampoo and conditioner which are selected, based upon the results of the evaluation, from a kit having a number of shampoos and conditioners. The shampoos and conditioners in the kit include graduated amounts of surfactants and conditioning polymers, so that a shampoo and a conditioner most suitable for a specific hair and scalp may be selected and used. There can be no assurance that this pending patent will be granted to Issuer.

LACK OF PUBLIC MARKET; LIQUIDITY

There is currently no public market for Issuer's Common Stock and there can be no assurance that a public market will develop in the future. As a result, investors may be unable to dispose of their investment at the time they desire to do so. The Options offered hereby have been qualified with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended, and Regulation A promulgated thereunder and, as such, the shares of Common Stock which may be issued upon the exercise of the Options will be freely tradable under the federal securities laws subject to Issuer transfer restrictions as provided in the Plan. However, the Options have been registered in only a limited number of states and, under the laws of most states, the Options granted pursuant to this offering may not be subsequently sold or otherwise transferred to persons who are residents of any state in which the Options have not been registered unless they are subsequently registered or an exemption from the applicable state's registration requirements exists with respect to such sale or transfer. Following the offering, Issuer will be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, as amended. The vast majority of all broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Additionally, the absence of a firm underwriter, the relatively small size of the offering and the nature of Issuer as a "non-reporting" issuer translates into the possibility that a regular trading market will never develop. Consequently, the investors may not be able to liquidate their investment and should be prepared to hold the Options or the shares of Common Stock which may be issued upon the exercise of the Options for an indefinite period. Additionally, the Plan only permits the transfer of Options in limited circumstances.

ISSUANCE OF ADDITIONAL STOCK

Upon completion of this offering, the authorized capital of Issuer will consist of (i) a total of 40,000,000 shares of Common Stock (including 3,000,000 shares of Common Stock subject to Issuer's 2003 Restricted Stock Plan and 4,000,000 shares of Common Stock reserved for the Plan), and (ii) a total of 10,000,000 shares of Issuer preferred stock ("Preferred Stock"). Issuer's Board of Directors (the "Board"), without any action by Issuer's stockholders, is authorized to issue additional shares of Common Stock or Preferred Stock. The ability of the Board to issue additional shares of Common Stock or Preferred Stock could adversely affect the voting power and/or the other rights that the holders of the Options will obtain upon the exercise of the Options.

CONTROL BY MANAGEMENT

Currently, Issuer has 15,261,000 shares of Common Stock issued and outstanding (including Common Stock issued under the 2003 Restricted Stock Plan). If all of the Options in this offering are granted, vest and are exercised and no other shares are issued, current stockholders will own approximately 79.2% (of which Mr. Mouyiaris would own 66.9%) on a fully diluted basis of the then outstanding Common Stock. The Option holders, upon exercise of the Options, will be minority stockholders of Issuer, and although entitled to vote on any matters that require stockholder approval, will not necessarily control or significantly influence the outcome of such matters. Accordingly, the current stockholders likely will be able to elect all of the Directors of Issuer and otherwise direct the affairs of Issuer.

DILUTION

Dilution may result from the issuance of additional shares of Common Stock or shares of Preferred Stock, including but not limited to Common Stock issued pursuant to Issuer's 2003 Restricted Stock Plan (the "Restricted Stock"), or from the exercise of additional Options or warrants that may be granted by Issuer. In this regard, Issuer intends to issue additional shares of Restricted Stock to Directors, Officers, employees, consultants, lenders and investors. In the event shares are issued, this would have the effect of diluting the ownership interest of existing stockholders and also would have the effect of diluting the net tangible book value per share of the then outstanding shares of Common Stock.

PENNY STOCK REGULATION

The Commission has adopted rules that regulate broker-dealer practices in connection with actions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If Issuer's Common Stock becomes subject to the penny stock rules, investors in this offering may find it more difficult to sell their shares. In any event, any broker-dealer who participates in selling shares in the offering will have to do so in compliance with the penny stock rules.

LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

As authorized by applicable corporate law (the "Corporation Statute"), Issuer's Articles of Incorporation provide that no Director or Officer of Issuer shall be personally liable to Issuer or its stockholders for damages for breach of any duty owed to Issuer or its stockholders, except for liability of any breach of duty based upon an act or omission that involves intentional misconduct or a knowing violation of law, conduct resulting in an unlawful distribution of Issuer's assets in violation of the Corporation Statute or any transaction for which such person will receive a benefit in money, property or services to which such person is not legally entitled. The effect of the provision in the Articles of Incorporation is to eliminate the rights of Issuer and its stockholders (through stockholders' derivative suits on behalf of Issuer) to recover monetary damages against a Director or Officer for breach of a duty of a Director or Officer (including breaches resulting from negligent or grossly negligent behavior) except in the situations described above. The provision does not omit or eliminate the rights of Issuer or any stockholder to seek non-monetary relief such as an injunction or a rescission in the event of a breach of a Director's or Officer's duty. In addition, the Articles of Incorporation provide that if the Corporation Statute is amended to authorize the further elimination or limitation of the liability of a Director or Officer, then the liability of the Directors and Officers shall be eliminated or limited to the fullest extent permitted by such statute. These provisions will not alter any liability of Directors and Officers under federal or state securities laws. The foregoing provisions and agreements may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from Directors or Officers and may discourage litigation against Directors or Officers, which is its purpose.

TAXES

The receipt of the Options pursuant to the Plan by a recipient may constitute taxable income to the recipient in an amount equal to the fair market value of the Options (which amount may be added to the basis of the stock issued upon the exercise of the Options). No further gain or loss should be recognized by a recipient upon the exercise of the Options. No ruling from the Internal Revenue Service ("IRS") has been sought by Issuer and it is possible that the IRS may not agree with the tax treatment described above. Recipients are urged to contact their own tax advisors as to the appropriate federal, state and local tax consequences to them of the receipt and exercise of the Options.

ADDITIONAL RIGHTS

In addition to the above risks, businesses are often subject to risk not foreseen or fully appreciated by management. In reviewing this offering circular potential investors should keep in mind other possible risks that could be important.

ITEM 4. Plan of Distribution

Issuer intends to periodically grant some of the Options to members of Issuer's Visionary Business Council and Visionary Creative Council (bodies of individuals who are advisors to Issuer and are involved in the promotion of Issuer's business objectives, together the "Councils") and to employees, consultants and principals of the Participating Salons (collectively, the "Grantees"). Grants made to the Councils' members will vest based on the passage of time and continued participation in a Council. Grants made to all other Grantees shall vest based on a number of factors, including continued employment or consultancy with the Participating Salon and the Participating Salon's performance and continued relationship with Issuer. The vesting conditions for each grant shall be specified at the time of each grant to each Grantee.

ITEM 5. Use of Proceeds to Issuer

Issuer does not expect to receive any proceeds from this offering, as the Options will be distributed by grant. However, in the event that the Options are granted, vest and are exercised, Issuer will use the proceeds from any exercise of the Options for its operations and growth.

ITEM 6. Description of Business

The Company's predecessor, NY Profound, was formed on January 30, 2003. The Company was formed on November 18, 2003, and NY Profound was merged into the Company on November 21, 2003, with the Company becoming the surviving entity. The Company is engaged in the marketing and distribution of professional hair care products to prestige beauty salons, initially in the United States, and anticipated in the future, in other parts of the world. The Company is also engaged in educating salon owners and their employees in the use of its patent pending business methods, which are designed to improve a salon's sales and operating performance. Through a comprehensive series of initiatives targeting the beauty services industry, the Company intends to help its Participating Salons increase their sales of beauty services and products. These initiatives include how Participating Salons may brand and market their services with the Company's products.

Key to the Company's initiatives is the Company's brand, "Profound". Profound, by the very nature of its product architecture and distribution methodology, will be exclusive to the salon industry. Profound's hair care products are tightly integrated with the services that attract clients to salons and which are delivered to those clients in each session (service appointment). After the Company has established itself in the market place as a highly regarded hair care products marketer, it intends to market personalized hair care products, color cosmetics, fragrances, skin care, nail care and bath & body products also linked to the session. The Profound brand represents an opportunity for Participating Salons to expand their overall offering with Profound products specific to each session.

Prior to the inception of the Company, the idea behind the Profound brand was incubated by Mr. Mouyiaris and Mana. Mana provides contract manufacturing services for many of the world's leading hair care, cosmetics, skin care, fragrance and bath & body brands and also markets its own leading private label cosmetics brand to the salon industry. The Company has outsourced certain logistical and administrative services to Mana, allowing it to access the infrastructure of a much larger entity to efficiently achieve its initiatives.

BACKGROUND

In 2002, United States salon industry revenues approached $55.9 billion in services and $5.5 billion in retailed products, placing products at less than 10% of the industry's total revenue (per "State of the Industry", Modern Salon, April 2003). The data imply that salons are underutilized as a channel of distribution for beauty products, with most sales taking place through other distribution channels. This represents an opportunity, because salons benefit from a powerful selling tool in the beauty industry—the professional recommendation.

The Profound brand and business methods have been developed to maximize the use of this selling tool, which can influence where consumers purchase their beauty products. The Company intends to help increase its Participating Salons' share of the beauty products market by making more effective use of the professional recommendation.

The professional recommendation has consistently proven to be successful in the marketing of hair care and cosmetics, as evidenced by other professional hair care lines (Frederic Fekkai hair care in prestige outlets plus Vidal Sassoon and John Frieda in mass outlets) and make-up artist lines (MAC, Bobbi Brown, Trish McEvoy and Nars cosmetics in prestige outlets). Such professional authority has been proven to sell in many distribution channels, and the professional recommendation within the salon has been and can be effective in selling products.

The Company believes that Participating Salons will purchase and sell its products and use its business methods once it can be shown that such changes will lead to tangible, quantifiable and sustainable results in a relatively short period of time.

PRODUCTS AND BUSINESS METHODS

The Company believes that its product architecture is unique in that its products sold to Participating Salons are closely linked to the service session. The Company's products and patent pending business methods can enable professionals to recommend products which the Company believes are both personalized to each client's needs and specific to each client's service session.

The Company's pending patent is entitled "A PROPORTIONAL METHOD FOR DIAGNOSING AND APPROPRIATELY CLEANSING AND CONDITIONING HAIR AND A KIT OF PROPORTIONAL SHAMPOOS AND CONDITIONERS FOR PRACTICING THE METHOD". The invention is a method for diagnosing and appropriately cleansing and conditioning hair. It includes the steps of evaluating characteristics of the hair and the scalp and then cleansing and conditioning the hair with a shampoo and conditioner which are selected, based upon the results of the evaluation, from a kit having a number of shampoos and conditioners. The shampoos and conditioners in the kit include graduated amounts of surfactants and conditioning polymers, so that a shampoo and a conditioner most suitable for a specific hair and scalp may be selected and used. There can be no assurance that the pending patent or any future patents will be granted or if granted would be deemed valid if tested or that the Company would have sufficient resources to adequately prosecute claims against those who may infringe upon any patents that may be granted to the Company.

There are four proportional shampoos and four proportional conditioners comprising the Profound cleansing and conditioning product line. Profound also includes a hair treatment product called "Instill". All of these products are sold to salons for resale to their clients and are also sold to salons for use in shampooing and conditioning clients' hair prior to cutting and styling in the salons during the sessions. Additionally, a number of hair styling and finishing products are also sold to salons for resale to their clients and sold to salon for use in styling and finishing clients' hair during the sessions.

The Company further intends to introduce personalized versions of its hair care products. The development of these personalized products will require additional investments and resources by the Company in order to make them available in the market place.

Shampoos, conditioners, and styling products have been tested and evaluated at a technical evaluation center and have been sold to consumers by the Company's Participating Salons, validating the Company's product performance and business methods, and demonstrating the shampoos and conditioners to be superior in performance versus competing brands. Additional styling products are being developed for the Company which the Company anticipates making available during the first half of 2004.

The Company spent approximately $1 million from its inception on January 30, 2003 through October 31, 2003 on marketing and development expenses.

MARKETING

The Company's marketing strategy is built around its mission statement, which is to serve the creativity of the stylist, the individuality of the salon's client and the independence of the salon. The Company believes that its marketing strategy is attractive to potential Participating Salons, presenting a new way of branding its products by including both its own and the salon's name on the product labels. The Company believes that its marketing strategy is further strengthened by its patent pending business method, by its product architecture linked to each service session, and by potentially offering Participating Salons an opportunity to participate in the Plan.

The Company's products can only be purchased with the involvement of a salon professional; the product labels are designed to deter self-selection by a salon's client. Because of the labeling, it would be difficult for the Company's products to be diverted and sold by unauthorized retail outlets, as many competing brands are being sold today. The Company believes that its Participating Salons will value highly the efforts that the Company is making to allow them to be the exclusive retail outlets for its products.

The Company's business methods and products are intended to be an extension of the service session. The session entails the diagnosis of the client's hair and scalp, followed by the recommendation of shampoos and conditioners to work in conjunction with each client's specific anatomy (hair and scalp characteristics). The hair stylist then envisions a hair style and creates it using his or her own skills and ability plus the Company's styling and finishing products.

The Company additionally intends to support the sales of its products with a comprehensive advertising and promotional campaign geared towards attractively presenting its products in the salons through high quality packaging, merchandising and point of sale material, and through trade advertising, public relations efforts and cooperative local advertising. The Company also intends to launch a web site early in 2004 which initially will be geared towards the salon owner and stylist audiences.

The Company's creative marketing work is performed under the oversight of Mr. Salem and is outsourced to Walter Thomas, Inc. and Air Force One Inc., two New York City-based branding and marketing companies whose clients include GAP, DKNY, ESPN, Express and Victoria's Secret, and to Mana's in-house creative department.

DISTRIBUTION, SALES, TRAINING AND EDUCATION

Of the 242,000 salons in the United States, the top selling 25,000 salons produce more than 50% of the salon industry's revenue (The Annual Industry Forecast, *The Green Book 2000*). The Company has relationships with thousands of these salon owners through its management team, its advisors, and its relationship with Mana. The Company's advisors are comprised of prominent salon industry veterans who have been willing to introduce the Company to salon owners.

The Company began selling its products to a small number of salons in September, 2003. The products are presently being sold in seven salons located in New York, New Jersey, New Hampshire, Florida, and Georgia. To date, the Company has limited its distribution in order to carefully measure the responses of salon owners, hair stylists and consumers before finalizing the details of its national roll out plan.

The Company has contracted with Mana to warehouse its finished goods inventory, to receive and process its sales orders, and to pick, pack and ship its products to the Participating Salons.

The Company recognizes that educating Participating Salons regarding its products and business methods will require an intensive marketing effort. The Company intends to hire and deploy Salon Development Managers and Creative Development Managers throughout the country to sign up targeted salons in their territories and to provide educational programs about its products, about improving salon sales and business efficiency, and about enhancing the technical skills of hair stylists. The Company has hired an Executive Vice President of Sales, Marketing and Education to oversee the salon business development and education functions. The Company has also hired one Salon Development Manager thus far plus a Vice President of Salon Business Development who will be responsible to recruit and manage additional Salon Development Managers. The Company has also hired a Director of Training and Education who will be responsible to develop the necessary educational curriculum, to hire and train Creative Development Managers, and to train Salon Develop Managers in order to implement the Company's educational initiatives.

TECHNOLOGY

Technology will be a critical component of the Company's strategy, enabling it to implement many of the Company's initiatives. The development of the technology for personalized products will require additional investments and resources in order to make such technology available in salons.

The Company has contracted with a web development company to develop a web site which is expected to be launched in early 2004. The general goals of the site will be to provide information to existing and prospective Participating Salons and hair stylists about the Company's mission, vision, products and business methods, to manage sales and recruitment leads, and to provide a scalable framework for future site development. The Company will be using a Plone-based content management system in a Linux operating system environment with the intention of efficiently managing site content and generating feedback.

The Company has outsourced certain management information processing services to Mana. These services, which include order processing, invoicing, inventory management and accounting, are used to provide logistical and administrative support to the Company. The Company believes that these or similar services will be a key factor in facilitating its growth and efficient operation going forward.

The Company has spent approximately $100,000 from its inception through October 31, 2003 on technology expenses and an additional $129,000 on computer hardware and software development which is classified within Property, Plant and Equipment or within Other Assets on the Company's Balance Sheet at October 31, 2003.

INTELLECTUAL PROPERTY

In addition to applying for appropriate copyright, trade dress and trademark registrations, the Company has pursued patent protection for its "...PROPORTIONAL METHOD FOR DIAGNOSING AND APPROPRIATELY CLEANSING AND CONDITIONING HAIR AND A KIT OF PROPORTIONAL SHAMPOOS AND CONDITIONERS FOR PRACTICING THE METHOD" patent which it filed on August 27, 2003. The Company believes that pursuant to its application for the "Profound" trademark, such trademark will be issued by the U.S. Patent and Trademark Office in early 2004.

The Company also intends to pursue patent protection for the business methods comprising the personalization of its products. The Company further intends to include the technology it develops to personalize products as part of this business method patent and to file for copyright protection of the software it develops for this purpose.

The formulations for the Company products were developed by Mana in collaboration with and exclusively for the Company. Mana exclusively sells these products only to the Company. Mana has notified the Company that it intends to pursue patent protection for select product formulations which may be patentable.

OPERATIONS, RESEARCH & DEVELOPMENT, LOCATIONS AND FACILITIES

The Company's executive and administrative offices are located in Long Island City, New York. The Company also shares a meeting facility located in downtown Manhattan. The warehousing and distribution functions have been outsourced to Mana.

Mana has developed, evaluated, and tested the shampoos, conditioners, hair styling and finishing products which it manufactures and sells to the Company as finished goods. The Company communicates its forecasted requirements periodically to Mana, which in turn exclusively sells those finished goods to the Company in accordance with a supply agreement between the parties (the "Supply Agreement"). The Company is not obligated to obtain all of its finished goods solely from Mana. The Company may contract with other manufacturers in addition to Mana to obtain finished goods to meet its sales requirements, particularly for product categories in which Mana does not have specific capabilities or expertise, such as pressurized aerosol products.

Mana has so far purchased, owned and warehoused all of the components and raw materials necessary to manufacture the Company's finished goods. This has had a favorable cash flow effect for the Company, as it has not had to finance such inventories until such time as it purchased the finished goods from Mana. There can be no assurance that the arrangement will continue in this fashion. The Company may decide at some time in the future to purchase components and maintain such inventories, which may thereby escalate the Company's cash requirements. At the present time, however, 100% of the Company's finished goods are produced and sold to the Company by Mana.

Mana meets the Company's finished goods, warehousing and distribution requirements using two facilities, each located in Long Island City, New York, approximately one mile apart from each other. If one or both of those facilities were to endure a prolonged service interruption, then the Company's supply of finished goods would be interrupted. The Company intends to implement a disaster recovery plan to minimize the impact of such possible interruption.

The principal raw materials used in the manufacture of the Company's products are essential oils and specialty chemicals. Packaging components are either designed to the Company's specifications or are available as "stock" components in the market place, often produced in custom-chosen colorations. Mana and the Company have collaborated to identify one or more suppliers for each of the various components and raw materials. The Company intends to help Mana identify new component and raw material suppliers and to help negotiate more favorable component and raw material prices as volumes increase along with anticipated sales growth. The Company also intends to collaborate with Mana to identify packaging, formulation and production efficiencies. The Company believes that the suppliers it has identified thus far can meet the Company's foreseeable future needs.

Mana also has invested in developing custom molds, currently on the premises of a component supplier, which are used to manufacture custom bottles and caps for certain of the Company's products. The Company has the exclusive license to use these molds for the Company's products. The Company compensates Mana for the use of these molds in the form of a licensing fee equal to 0.5% of the Company's net sales in accordance with a license agreement between the parties (the "License Agreement").

ENVIRONMENTAL REGULATORY COMPLIANCE

The Company does not anticipate that there will be any material effect upon future capital expenditures, earnings or its competitive position arising from compliance with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment.

COMPETITION

The professional hair care industry is characterized by vigorous competition on a global basis. Brand recognition, quality, product performance and price have a significant influence on consumers' choices among competing products and brands. Advertising, promotion, new product introductions and the quality of salon staff also have significant impact on consumers' buying decisions. The Company competes against a number of manufacturers and marketers, some of which have substantially greater resources at their disposal than does the Company.

The Company's principal competitors include:

- L'Oreal S.A. which markets the Kerastase*, Redken, Matrix and L'Oreal Professional brands;

- The Proctor & Gamble Company which markets the Wella, Sebastian and Clairol brands;

- The Estee Lauder Companies which market the Aveda* and the Bumble & Bumble* brands.

* It should be noted that the brands denoted above with an asterisk are primarily sold directly to salons by the above mentioned companies. The other brands not so denoted are sold to salons through third party distributors. Since the Company sells its products directly to salons, the Company considers Kerastase, Aveda and Bumble & Bumble its closest competitors. While these brands have had substantial time in the market place to establish credibility with salons and their clients, the Company believes that its own marketing initiatives, methods and products will perform as well as or better than those of its competitors, and will provide salons with an attractive alternative for their clients.

EMPLOYEES

The Company presently has eight full time employees. It also has contracted with Mana, various consultants and other suppliers of professional services.

PLAN OF OPERATION AND CASH REQUIREMENTS

Over the next twelve months, the Company plans to 1) hire between 15 and 25 additional employees, 2) sign up between 200 and 500 new Participating Salons, 3) develop and implement its salon and stylist educational programs, 4) develop and implement its marketing, advertising and promotional campaigns, 5) continue to develop, launch and enhance its web site, 6) continue to develop its styling and personalized products, 7) identify, lease and develop a combined training & technical, retail and salon facility to be located in Manhattan, 8) continue to develop and test its personalized products technology system, and 9) continue to prepare and file for a patent related to its personalized products business methods.

The Company does not expect to be profitable within the next twelve months. A significant amount of additional investments will be required in order for the Company to continue to conduct its product development, marketing, distribution, technology development and general administrative activities. The amount of the required investments may range from $4 million to as much as $8 million, depending upon various performance factors. The Company anticipates that these investments may be made by its majority stockholder, Mr. Mouyiaris, although there can be no assurance of this. If the Company decides to obtain these required investments from Mr. Mouyiaris or from other sources in the form of equity investments, then the holdings of present stockholders, and the holdings of future stockholders who would exercise Options hereby being offered, would be diluted accordingly. Furthermore, there can be no assurance that these investments could be obtained on terms acceptable to the Company.

ITEM 7. Description of Property

The Company's executive and administrative and offices are located at 32-02 Queens Blvd., Long Island City, New York. It presently rents from Mana approximately 1,000 square feet of office space, with the availability of more space if needed. The Company uses that location to house its marketing, sales, education, management and administrative personnel.

The Company shares meeting facility space with Mana at 580 Broadway, New York, New York. The Company reimburses Mana for its use of this space. The Company uses this location for meetings with potential and existing Participating Salons.

The Company intends to identify, lease and develop a combined training & technical, retail and salon facility to be located in Manhattan.

ITEM 8. **Directors, Executive Officers and Significant Employees**

NAME	TITLE	AGE	START DATE	FAMILY RELATIONSHIPS
Nikos Mouyiaris	President, Chief Executive Officer and Director	58	January 2003	None
Barbara Novick	Secretary, Treasurer and Director	66	January 2003	None
Lawrence Weinstock	Chief Financial Officer	45	October 2003	None
Howard Friedensohn	Chief Operating Officer	48	April 2003	None
Robert Salem	Executive Vice President and Chief Strategic Officer	49	January 2003	None
Mary Wilson	Executive Vice President - Sales, Marketing and Education	39	December 2003	None
Stefany Reed	Vice President – Salon Business Development	42	October 2003	None

Business Experience – List all directors and officers.

NAME	ENTITY NAME/ ADDRESS	DESCRIPTION OF BUSINESS	POSITION HELD AND INDICATION OF JOB RESPONSIBILITY	START DATE	END DATE
Nikos Mouyiaris	Mana Products, Inc. 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Manufacturing and Distribution	Chief Executive Officer and President – Oversees all of the management functions of the company.	1975	Current
	Ariana Realty Company LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Managing Member – Manages the company's real estate holding.	1983	Current
	Erno Laszlo LLC 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Distribution	Chairman of the Board – Oversaw all of the management functions of the company.	1995	2001
	27–11 49th Avenue Realty LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Sole Member – Manages the company's real estate holding.	1998	Current
	Electronic Engineering Systems, Inc. 1403 Greenbrier Parkway Chesapeake, VA 23320	Technology Company	Director and Chairman of the Board	1997	Current

Barbara Novick	Mana Products, Inc. 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Manufacturing and Distribution	Executive Vice President – Administration – Oversees all of the administrative functions of the company.	1977	Current
	Ariana Realty Company LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Executive Vice President – Administration – Manages the administrative functions in regard to the company's real estate holding.	1983	Current
	Erno Laszlo LLC 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Distribution	Executive Vice President – Administration – Oversaw the administrative functions of the company.	1995	2001
	27–11 49th Avenue Realty LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Executive Vice President – Administration – Manages the administrative functions in regard to the company's real estate holding.	1998	Current
	Electronic Engineering Systems, Inc. 1403 Greenbrier Parkway Chesapeake, VA 23320	Technology Company	Director	1997	Current
Lawrence Weinstock	Mana Products, Inc. 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Manufacturing and Distribution	Vice President – Finance – Oversees all of the financial functions of the company.	1993	Current
	Ariana Realty Company LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Vice President – Finance – Manages the financial functions in regard to the company's real estate holding.	1993	Current
	Erno Laszlo LLC 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Distribution	Vice President – Finance – Oversaw the financial functions of the Company.	1995	2001
	27–11 49th Avenue Realty LLC 32–02 Queens Blvd. Long Island City, NY 11101	Real Estate Holding Company	Vice President – Finance – Manages the financial functions in regard to the company's real estate holding.	1998	Current
	Electronic Engineering Systems, Inc. 1403 Greenbrier Parkway Chesapeake, VA 23320	Technology Company	Director	2002	Current
Howard Friedensohn	CFOutsource LLC 1 Bridge Street Irvington, NY 10533	Financial and Management Consulting	Chief Executive Officer and Co-President – Oversaw the operation of the company and provided services directly to beauty industry and technology clients.	2001	2003
	CFOutsource, Inc. 1 Bridge Street Irvington, NY 10533	Financial and Management Consulting	Chief Executive Officer and President – Oversaw the operation of the company and provided services directly to beauty industry and technology clients.	1994	2003

Robert Salem	Mana Products, Inc. 32–02 Queens Blvd. Long Island City, NY 11101	Beauty Products Manufacturing and Distribution	Executive Vice President – Marketing – Responsible for new product concept and business development, and strategy.	1999	2003
	Estee Lauder/Aveda 767 Fifth Avenue New York, NY 10153	Professional Hair Care Products	Executive Vice President – Marketing – Oversaw the global marketing of the Company.	1997	1999
	L'Oreal/Redken (France) 575 Fifth Ave. New York, NY 10017	Professional Hair Care Products	President- Redken (France) – Responsible for all operations of the Redken company in France.	1986	1997
Mary Wilson	Wilson Education Productions, Inc. 85 Rosehill Avenue New Rochelle, NY 10804	Professional Hair Care Industry Educational Services	Secretary – Provided training, artistic and training consulting services, stage performances and educational development services to beauty manufacturers and distributors.	1995	Current
	L'Oreal/Matrix 575 Fifth Ave. New York, NY 10017	Professional Hair Care Products	Vice President – Education – Oversaw the distributor and salon education function.	2000	2002
Stefany Reed	Abstract Edge Web Solutions, LLC 4 West 22nd Street New York, NY 10010	Web Development	Vice President – Responsible for all business development.	2001	2003
	Behindthechair.com 40 South Prospect Roselle, IL 60172	Media and Technology	Vice President – Responsible for business and alliance development and launching salon community web site.	2000	2001
	Aveda Corporation 767 Fifth Avenue New York, NY 10153	Professional Hair Care Products	Global Sales Director, General Manager – Responsible for sales management of the company's New York businesses; also managed distributor relationships throughout North America and Europe.	1995	1999

Involvement in Certain Legal Proceedings.

No petition under the Bankruptcy Act, or any state insolvency law has been filed by or against the Company, or its Officers, Directors, or other key personnel, and, a receiver, fiscal agent or similar officer has not been appointed by a court for the business or property of the Company, or any such persons, or any partnership in which any of such persons was a general partner within the past five years, or any corporation or business association of which any such person was an executive officer within the past five years.

ITEM 9. Remuneration of Directors and Officers

NAME OF INDIVIDUAL	CAPACITIES IN WHICH REMUNERATION WAS RECEIVED	AGGREGATE REMUNERATION
Nikos Mouyiaris	President, Chief Executive Officer and Director	$66,734 (4)
Howard Friedensohn	Chief Operating Officer and Consultant	$132,365 (1) (4)
Robert Salem	Executive Vice President and Chief Strategic Officer	$183,231 (2) (4)
Mary Wilson	Consultant	$273,469 (3) (4)

(1) Includes $3,500 automobile allowance and $27,253 paid to CFOutsource LLC for consulting services (50% owned by Howard Friedensohn).

(2) Includes $14,000 automobile allowance.

(3) Consulting fee paid to Wilson Educational Productions, Inc. (Mary Wilson is a 50% owner).

(4) From January 30, 2003 through October 31, 2003.

ITEM 10. Security Ownership of Management and Certain Securityholders

TITLE OF CLASS	NAME AND ADDRESS OF OWNER	AMOUNT OWNED	AGGREGATE PERCENT OF CLASS
Common Stock	Nikos Mouyiaris 32–02 Queens Blvd. Long Island City, NY 11101	12,888,020	84.45%
Common Stock	Barbara Novick 32–02 Queens Blvd. Long Island City, NY 11101	50,000 (1)	.33%
Common Stock	Lawrence Weinstock 32–02 Queens Blvd. Long Island City, NY 11101	15,000 (1)	.10%
Common Stock	Howard Friedensohn 32–02 Queens Blvd. Long Island City, NY 11101	332,780 (2)	2.18%
Common Stock	Robert Salem 32–02 Queens Blvd. Long Island City, NY 11101	991,000 (1)	6.49%
Common Stock	Mary Wilson 32–02 Queens Blvd. Long Island City, NY 11101	300,000 (1)	1.97%
Common Stock	Stefany Reed 32–02 Queens Blvd. Long Island City, NY 11101	20,000 (1)	.13%
Common Stock	Officers and Directors as a Group	14,596,800	95.65%

(1) Common Stock subject to the Company's 2003 Restricted Stock Plan.

(2) Includes 300,000 shares of Common Stock subject to the Company's 2003 Restricted Stock Plan.

ITEM 11. Interest of Management and Others in Certain Transactions

There were $549,284 worth of related transactions between the Company and Mana from the Company's inception through October 31, 2003. This includes $49,101 of finished goods inventory purchased by the Company from Mana in accordance with the Supply Agreement. In addition, the Company incurred $100 of licensing fees in accordance with the License Agreement related to the use of certain bottle and cap molds. The Company also purchased for $500,000 certain logistic and administrative services from Mana, which were provided on a contracted basis. Such services included product and creative development, information processing, warehousing, distribution, accounting, administrative and occupancy expenses. Mana also paid for a net of $84 of additional expenses on behalf of the Company. At October 31, 2003, the Company owed Mana $49,285 for the remaining portion of these purchases and services that had not yet been paid.

Mr. Mouyiaris is the majority owner, President, Chief Executive Officer and a Director of both Issuer and Mana, an affiliate of Issuer.[1] Barbara Novick is the Secretary, Treasurer and a Director of Issuer and also the Executive Vice President of Administration and a Director of Mana. Lawrence Weinstock is the Chief Financial Officer of Issuer and is also the Vice President of Finance of Mana.

Mary Wilson is a 50% owner of Wilson Educational Productions, Inc., which was paid $273,469 in consulting fees by Issuer.

ITEM 12. Securities Being Offered

Options to purchase 4,000,000 shares of the Common Stock of Issuer at an exercise price of $0.05 per share.

4,000,000 shares of Issuer's Common Stock reserved for issuance upon the exercise of the Options.

The Options, if vested, may be exercised at any time prior to ten years or such other shorter period of time as stated in the grant from the date of grant; thereafter the Options will automatically terminate.

[1] Nikos Mouyiaris is a 92% owner of Mana Products, Inc. His wife owns the other 8%.

Part F/S

Financial Statements of Issuer

PROFOUND BEAUTY INC.

BALANCE SHEET

October 31, 2003
(unaudited)

ASSETS

Current Assets	
Cash and cash equivalents	$1,018,055
Inventory	39,764
Prepaid expenses and other current assets	22,850
Total current assets	1,080,669
Property, plant and equipment, net	24,905
Other assets	107,175
Total assets	$1,212,749

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$ 116,304
Accrued expenses	61,832
Accrued income taxes	1,800
Other accrued liabilities	49,285
Total current liabilities	229,221
Commitments and Contingent Liabilities	
Shareholders' Equity	
Preferred stock, $.001 par value; 10,000,000 shares authorized; none issued and outstanding	0
Common stock, $.001 par value; 40,000,000 shares authorized; 13,000,000 shares issued and outstanding	13,000
Additional paid-in capital	2,977,000
Accumulated deficit	(2,006,472)
Total shareholders' equity	983,528
Total liabilities and shareholders' equity	$1,212,749

See notes to financial statements.

PROFOUND BEAUTY INC.

STATEMENT OF INCOME

For the Period from Inception (January 30, 2003) to October 31, 2003

(unaudited)

Net Sales	$ 20,941
Cost of sales	13,186
Gross Profit	7,755
Operating expenses:	
Selling, general and administrative	2,012,427
Loss before income tax expense	(2,004,672)
Provision for income taxes	1,800
Net loss	$ (2,006,472)
Basic and diluted loss per share	$ (.16)

See notes to financial statements.

PROFOUND BEAUTY INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For the Period from Inception (January 30, 2003) to October 31, 2003
(unaudited)

	Common Stock		Additional Paid - In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, January 30, 2003	0	$ 0	$ 0	$ 0	$ 0
Issuance of common stock	13,000,000	13,000	52,000		65,000
Additional paid-in capital			2,925,000		2,925,000
Net loss				(2,006,472)	(2,006,472)
Balance, October 31, 2003	13,000,000	$13,000	$2,977,000	$(2,006,472)	$ 983,528

See notes to financial statements.

PROFOUND BEAUTY INC.

STATEMENT OF CASH FLOWS

For the Period from Inception (January 30, 2003) to October 31, 2003

(unaudited)

Cash Flows used for Operating Activities	
Net loss	$ (2,006,472)
Adjustments to reconcile net loss to net cash flows used for operating activities:	
Depreciation	2,300
Changes in operating assets and liabilities:	
Increase in inventory	(39,764)
Increase in prepaid expenses and other current assets	(22,850)
Increase in other assets	(107,175)
Increase in accounts payable	116,304
Increase in accrued expenses	61,832
Increase in accrued income taxes	1,800
Increase in other accrued liabilities	49,285
Net Cash Flows used for Operating Activities	(1,944,740)
Cash Flows used for Investing Activities	
Capital expenditures	(27,205)
Cash Flows from Financing Activities	
Proceeds from issuance of common stock	65,000
Proceeds from contribution of additional paid-in capital	2,925,000
Net Increase in Cash and Cash Equivalents	1,018,055
Cash and Cash Equivalents at Beginning of Period	0
Cash and Cash Equivalents at End of Period	$ 1,018,055

See notes to financial statements.

Note 1 Business and Organization

Profound Beauty Inc. (the "Company"), a New York corporation, was formed on January 30, 2003 ("Inception) (see Note 9) . The Company markets and distributes professional hair care products to prestige beauty salons ("Participating Salons") in the United States. Through a program of educating its Participating Salons in the use of its patent pending business methods, the Company expects these Participating Salons to expand their sales of beauty services and products, thereby, increasing sales of the Company's products. Since Inception, the Company has been a developmental stage enterprise, with its primary activities directed to creating its brand identity and educational programs, finalizing the development of its product line and establishing itself in the market place as a highly regarded hair care products marketer.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States. These statements include all adjustments (consisting of normal recurring accruals) that management considers necessary to present a fair statement of financial position at October 31, 2003 and fair statements of results of operation, cash flows, and shareholders' equity for the period from Inception to October 31, 2003.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted deposits with banks.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, primarily five years.

Long Lived Assets

The Company records its long-lived assets at cost. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment of Long Lived Assets*, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Furthermore, the assets are evaluated for continuing value and proper useful lives by comparison to expected future cash projections. Measurement of any impairment would include a comparison of estimated undiscounted future operating cash flows anticipated to be generated during the remaining life of the asset to the net carrying value of the asset. Management is not aware of any events or changes in circumstances that would necessitate a review of any long lived assets as of October 31, 2003.

Other Assets

Other assets consist of payments to a consulting firm for certain operational software being developed for the Company.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist primarily of balances due trade creditors, arising in the normal course of business.

Revenue Recognition

Revenue is recognized at the time merchandise is shipped to customers, net of a provision for returns and other sales credits, estimated by management.

Income Taxes

Income taxes are recorded in accordance with SFAS No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and the tax basis of assets and liabilities using currently enacted tax rates.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents and of accounts payable approximate fair value due to the short-term maturity of these instruments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Per Share

Basic loss per common share is calculated by dividing net loss by the weighted number of common shares outstanding during the period. Diluted earnings (loss) per share will be calculated by adjusting weighted average outstanding shares, assuming conversion of all potentially dilutive stock options and awards.

Note 3 **Inventory**

Inventory is stated at lower of cost (actual) or market value. At October 31, 2003, inventory consists of finished goods. The Company has determined that inventory is realizable at its stated value, thus no reserve for inventory is required.

Note 4 **Property, Plant and Equipment**

Property, plant and equipment consist of the following as of October 31, 2003:

Machinery and equipment	$ 14,018
Computer equipment	13,187
Subtotal	27,205
Less: accumulated depreciation	(2,300)
Total	$ 24,905

Note 5 **Related Party Transactions**

The Company purchases hair care products from Mana Products, Inc. ("Mana"), a company substantially owned by the Company's majority shareholder, in accordance with a supply agreement between the parties. The Company also purchases from Mana, on a contracted basis, logistical and administrative services and office & warehouse space. For the period from Inception to October 31, 2003, the Company made purchases of $49,101 of hair care products and $500,000 of contracted services from Mana. At October 31, 2003, the Company owed Mana $49,285 for the remaining portion of these purchases and services that had not yet been paid, and which is classified as other accrued liabilities.

Note 6 **Income Taxes**

The Company's provision for taxes for the period to October 31, 2003 consists of current state and local provisions. There are no significant differences between the book basis and the tax basis of assets and liabilities at October 31, 2003. The benefit arising from the current operating loss has been fully reserved due to uncertainties concerning its realization.

Note 7 **Shareholders' Equity**

The Company has issued 13,000,000 shares of common stock from Inception to October 31, 2003 for $65,000 cash. No other form of consideration was received for this stock. Additional paid in capital of $2,925,000 was also contributed by the majority shareholder.

The Company is authorized to issue up to 10,000,000 shares of preferred stock in one or more series, each to be distinctly designated with its individual rights and privileges. To date, no such stock has been issued, nor has any series been designated.

In October, 2003, the Company adopted the 2003 Restricted Stock Plan (the "Restricted Stock Plan") which authorizes the granting of up to 3,000,000 restricted shares of the Company's common stock. The shares subject to the Restricted Stock Plan consist of unissued shares, treasury shares or previously issued shares, and such shares have been reserved for this purpose. The shares have restrictions on their transferability and are forfeitable until the terms of their grants have been satisfied. As of October 31, 2003, no such restricted shares have been granted (see Note 9).

Subsequent to October 31, 2003, the Company adopted the 2003 Profound Incentive Equity (PIE) Stock Option Plan (the "Option Plan") which authorizes the granting of options for the purchase of up to 4,000,000 shares of the Company's common stock. Options will vest over periods ranging up to 5 years. Options will have a maximum term of 10 years.

Note 8 **Loss Per Share**

For the period from Inception to October 31, 2003, basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding. No diluted net loss per share is presented, as there were no contingently issuable shares at October 31, 2003, and no preferred stock outstanding.

Net loss	$(2,006,472)
Weighted average shares outstanding	12,889,242
Basic net loss per share	$(.16)

Note 9 **Subsequent Events**

On November 18, 2003, Profound Beauty Inc., a Delaware corporation, was formed ("Profound Delaware"). On November 21, 2003, the Company merged into Profound Delaware, with Profound Delaware being the surviving entity.

On December 24, 2003, 2,261,000 shares were granted under the Restricted Stock Plan (see Note 7).

On December 30, 2003, the Company adopted the Option Plan (see Note 7).

PART III — EXHIBITS

ITEM 1. Index to Exhibits

(1) The Article of Incorporation and By-Laws of the Company

(2) 2003 Profound Incentive Equity (PIE) Stock Option Plan

(3) Form of 2003 Profound Incentive Equity (PIE) Award Agreement — Salon Optionee

(4) Form of 2003 Profound Incentive Equity (PIE) Award Agreement — Council Optionee

(5) Merger Documents

(6) The Company's 2003 Restricted Stock Plan

(7) Form of Restricted Stock Agreement

(8) Form of the Salon Supply Agreement

(9) License Agreement

(10) Supply Agreement

(11) Valuation Letter

(12) Legal Opinion

ITEM 2. Description of Exhibits

(1) The Article of Incorporation and By-Laws of the Company.

(2) 2003 Profound Incentive Equity (PIE) Stock Option Plan.

(3) Form of the 2003 Profound Incentive Equity (PIE) Award Agreement, to be granted to employees and consultants of the Participating Salons (the "Salon Optionee").

(4) Form of the 2003 Profound Incentive Equity (PIE) Award Agreement, to be granted to members of the Company's Visionary Creative Council and Visionary Business Council (the "Council Optionee").

(5) Merger documents whereby NY Profound is merged with the Company, with the Company becoming the surviving entity (collectively the "Merger Documents").

(6) The Company's 2003 Restricted Stock Plan.

(7) Form of the Restricted Stock Agreement executed by participants in the Company's 2003 Restricted Stock Plan (the "Restricted Stock Agreement").

(8) Form of the Salon Supply Agreement executed by and between the Company and the Participating Salons (the "Salon Supply Agreement")

(9) License Agreement, by and between the Company and Mana, dated as of August 1, 2003 (the "License Agreement").

(10) Supply Agreement, by and between the Company and Mana, dated as of August 1, 2003 (the "Supply Agreement").

(11) Valuation letter issued by Willamette Management Associates, dated December 23, 2003, appraising the Options.

(12) Legal Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP, counsel to the Company (the "Legal Opinion").

SIGNATURES

Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of New York, on December 30, 2003.

PROFOUND BEAUTY INC.

By:________________________________
Name: Nikos Mouyiaris
Title: Chief Executive Officer and Director

By:________________________________
Name: Lawrence Weinstock
Title: Chief Financial Officer

By:________________________________
Name: Barbara Novick
Title: Secretary, Treasurer and Director

By:________________________________
Name: Howard Friedensohn
Title: Chief Operating Officer

400689-10

EXHIBIT 1

The Articles of Incorporation and By-Laws of the Company

Articles of Incorporation

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "PROFOUND BEAUTY INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF NOVEMBER, A.D. 2003, AT 12:50 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3723013 8100

030739900

AUTHENTICATION: 2756347

DATE: 11-18-03

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:04 PM 11/18/2003
FILED 12:50 PM 11/18/2003
SRV 030739900 - 3723013 FILE

CERTIFICATE OF INCORPORATION

OF

PROFOUND BEAUTY INC.

The undersigned, being the sole incorporator herein named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does hereby certify that:

FIRST: The name of the corporation is Profound Beauty Inc. (the "Corporation").

SECOND: The address, including street, number, city and county of the registered office of the Corporation in the State of Delaware is 615 South DuPont Highway, Dover, Delaware 19901, County of Kent; and the name of the registered agent of the Corporation in the State of Delaware at such address is National Corporate Research, Ltd.

THIRD: The nature of the business, and the objects and purposes proposed to be transacted, promoted and carried on, are to do any lawful act or thing for which a corporation may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The aggregate number of shares of stock which the Corporation shall have authority to issue is fifty million (50,000,000), of which ten million (10,000,000) shall be designated Preferred Stock, par value $.001 per share (hereinafter the "Preferred Stock"), and forty million (40,000,000) shall be designated Common Stock, par value $.001 per share (hereinafter the "Common Stock").

A. AUTHORITY OF BOARD OF DIRECTORS TO FIX DESIGNATIONS, POWERS, PREFERENCES, RIGHTS, QUALIFICATIONS, LIMITATIONS AND RESTRICTIONS OF SHARES OF PREFERRED STOCK NOT FIXED HEREBY.

Shares of Preferred Stock may be issued from time to time, in one or more series, as may from time to time be determined by the Board of Directors, each of said series to be distinctly designated. All shares of any one series of Preferred Stock shall be alike in every particular, except that there may be different dates from which dividends, if any, thereon shall be cumulative, if made cumulative. The voting powers, designations and preferences and the relative, participating, optional or other special rights of each such series, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding; and, subject to the provisions of subparagraph 1 of Paragraph C of this Article FOURTH, the Board of Directors hereby is expressly granted authority to fix, by resolution or resolutions adopted prior to the issuance of any shares of a particular series of Preferred Stock, the voting powers, designations and preferences, the relative, participating, optional or other special rights and the qualifications, limitations and restrictions of such series, including, but without limiting the generality of the foregoing, the following:

1. the distinctive designation of, and the number of shares of Preferred Stock which shall constitute, such series, which number may be increased (except where otherwise provided by the Board of Directors) or decreased (but not below the number of shares thereof then outstanding) from time to time by like action of the Board of Directors;

2. the rate and times at which, and the terms and conditions on which, dividends, if any, on Preferred Stock of such series shall be paid, the extent of the preference or relation, if any, of such dividends to the dividends payable on any other class or classes or series of the same or any other class or classes of stock of the Company and whether such dividends shall be cumulative or non-cumulative;

3. the right, if any, of the holders of Preferred Stock of such series to convert the same into, or exchange the same for, shares of any other class or classes or of any series of the same or any other class or classes of stock of the Company and the terms and conditions of such conversion or exchange;

4. whether or not Preferred Stock of such series shall be subject to redemption, and the redemption price or prices and the time or times at which, and the terms and conditions on which, Preferred Stock of such series may be redeemed;

5. the terms of the sinking fund or redemption or purchase account, if any, to be provided for the Preferred Stock of such series;

6. the restrictions, if any, on the issuance of shares of the same or any other class or classes or of any series of the same or any other class or classes of stock of the Company;

7. the rights, if any, of the holders of Preferred Stock of such series upon the voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding-up of the Company; and

8. the voting powers, if any, of the holders of such series of Preferred Stock which, without limiting the generality of the foregoing, may be equal to, more than or less than one vote per share and may include the right, voting as a series by itself or together with other series of Preferred Stock or all series of Preferred Stock as a class, or, together with any other class or classes or series of any other class or classes of stock of the Company, to elect one or more directors of the Company if there shall have been a default in the payment of dividends on any one or more series of Preferred Stock or under such other circumstances and on such conditions as the Board of Directors may determine.

B. STATEMENT OF LIMITATIONS, RELATIVE RIGHTS AND POWERS IN RESPECT OF COMMON STOCK.

1. After the requirements with respect to preferential dividends on the Preferred Stock (fixed in accordance with the provisions of Paragraph A of this Article FOURTH), if any, shall have been met and after the Company shall have complied with all the requirements, if any, with respect to the setting aside of sums as sinking funds or redemption or purchase accounts for the Preferred Stock (fixed in accordance with the provisions of Paragraph A of this Article FOURTH), and subject further to any other conditions which may be fixed in accordance with the provisions of Paragraph A of this Article FOURTH, then and not otherwise the holders of

Common Stock shall be entitled to receive such dividends as may be declared from time to time by the Board of Directors; provided, however, that the declaration and payment of cash dividends on the Common Stock shall be subject to contractual and other restrictions with respect thereto and the legal availability of funds therefor.

2. After distribution in full of the preferential amount, if any, to be distributed to the holders of Preferred Stock in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of the Common Stock, subject to the rights, if any, of the holders of Preferred Stock to participate therein (fixed in accordance with the provisions of Paragraph A of this Article FOURTH), shall be entitled to receive all the remaining assets of the Company, tangible and intangible, of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them, respectively.

3. Except as may otherwise be required by law, or by the provisions of such resolution or resolutions as may be adopted by the Board of Directors pursuant to the provisions of Paragraph A of this Article FOURTH, each holder of Common Stock shall have one vote in respect of each share of Common Stock held by him on all matters voted upon by the stockholders.

C. OTHER PROVISIONS.

1. The relative powers, preferences and rights of each series of Preferred Stock in relation to the powers, preferences and rights of each other series of Preferred Stock shall, in each case, be as may be fixed from time to time by the Board of Directors in such resolution or resolutions as may be adopted pursuant to authority granted in Paragraph A of this Article FOURTH and the consent, by class or series vote or otherwise, of the holders of any of the series of Preferred Stock as are from time to time outstanding shall not be required for the issuance by the Board of Directors of any other series of Preferred Stock whether or not the powers, preferences and rights of such other series shall be fixed by the Board of Directors as senior to, or on a parity with, the powers, preferences and rights of such outstanding series, or any of them; provided, however, that the Board of Directors may provide in the resolution or resolutions as to any series of Preferred Stock adopted pursuant to the provisions of Paragraph A of this Article FOURTH that the consent of the holders of a majority (or such greater proportion as shall be therein fixed) of the outstanding shares of such series voting thereon shall be required for the issuance of any or all other series of Preferred Stock.

2. Subject to the provisions of this Paragraph C and to the provisions of any resolution or resolutions as to any series of Preferred Stock adopted pursuant to the provisions of Paragraph A of this Article FOURTH, shares of any series of Preferred Stock may be issued from time to time as the Board of Directors shall determine, for such consideration and upon such terms as the Board of Directors may determine.

3. Shares of Common Stock may be issued from time to time as the Board of Directors shall determine, for such consideration and upon such terms as the Board of Directors may determine.

4. The authorized amount of shares of Common Stock and of Preferred Stock may, without a class or series vote, be increased or decreased from time to time by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote thereon.

FIFTH: The name and the mailing address of the incorporator are as follows:

Odeya Brick-Zarsky
Olshan Grundman Frome Rosenzweig & Wolosky LLP
505 Park Avenue
New York, New York 10022

SIXTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of the State of Delaware, as same may be amended and supplemented. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

SEVENTH: The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity (related to the operation of the Corporation) while holding such offices, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, subject to the limitations set forth in this Certificate of Incorporation and in the manner now or hereafter provided herein by statue, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as amended are granted subject to the rights reserved in this Article EIGHTH.

NINTH: The Corporation hereby confers the power to adopt, amend or repeal its By-Laws upon the Board of Directors. Notwithstanding the forgoing, such power shall not divest or limit the power of the stockholders of the Corporation to adopt, amend or repeal the By-Laws of the Corporation.

IN WITNESS WHEREOF, I have hereunto set my hand this 18th day of November 2003.

Odeya Brick-Zarsky

Odeya Brick-Zarsky, Sole Incorporator
Olshan Grundman Frome Rosenzweig & Wolosky LLP
505 Park Avenue
New York, New York 10022

400242-1

By-Laws of the Company

BY-LAWS

OF

PROFOUND BEAUTY INC.

a Delaware corporation

ARTICLE I

STOCKHOLDERS

SECTION 1.1 Annual Meetings. An annual meeting of stockholders to elect directors and transact such other business as may properly be presented to the meeting may be held at such place, within or without the State of Delaware, as may be designated by or in the manner provided in the Certificate of Incorporation or the By-Laws, or if not so designated, as the Board of Directors may from time to time determine. If pursuant to the Certificate of Incorporation or the By-Laws, the Board of Directors is authorized to determine the place of a meeting of stockholders, the Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by the provisions of the General Corporation Law of the State of Delaware (the "DGCL").

If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication, participate in a meeting of stockholders and be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication. If such means are authorized, the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is, in fact, a stockholder or proxyholder. The Corporation shall also implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings. If a stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

SECTION 1.2. Special Meetings. A special meeting of stockholders may be called at any time by two or more directors or the Chairman of the Board or the President and shall be called by any of them or by the Secretary upon receipt of a written request to do so specifying the matter or matters, appropriate for action at such a meeting, proposed to be presented at the meeting and signed by holders of record of a majority of the shares of stock that would be entitled to be voted on such matter or matters if the meeting were held on the day such request is received and the record date for such meeting were the close of business on the preceding day. Any such meeting shall be held at such time and at such place, within or without the State of Delaware, as shall be determined by the body or person calling such meeting and as shall be stated in the notice of such meeting.

SECTION 1.3. Notice of Meeting; Notice to Stockholders. For each meeting of stockholders, written notice shall be given stating the place, if any, date and hour, the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and may vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided by Delaware law, the written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation.

Any notice given to a stockholder under any provision of the DGCL, the Certificate of Incorporation or By-Laws shall be effective if given by a form of electronic transmission consented to by such stockholder. Any such consent shall be revocable by a stockholder by written notice to the Corporation and shall be deemed revoked under the circumstances described in the DGCL. Notice given to stockholders by electronic transmission shall be given as provided in the DGCL.

SECTION 1.4. Quorum. Except as otherwise required by the DGCL or the Certificate of Incorporation, the holders of record of a majority of the shares of stock entitled to be voted present in person or represented by proxy at a meeting shall constitute a quorum, for the transaction of business at the meeting, but in the absence of a quorum the holders of record present or represented by proxy at such meeting may vote to adjourn the meeting from time to time, without notice other than announcement at the meeting, unless otherwise provided in the DGCL or By-Laws, until a quorum is obtained.

SECTION 1.5. Chairman and Secretary at Meeting. At each meeting of stockholders, the Chairman of the Board, or in such person's absence, the person designated in writing by the Chairman of the Board, or if no person is so designated, then a person designated by the Board of Directors, shall preside as chairman of the meeting; if no person is so designated, then the meeting shall choose a chairman by plurality vote. The Secretary, or in such person's absence, a person designated by the chairman of the meeting, shall act as secretary of the meeting.

SECTION 1.6. Voting; Proxies. Except as otherwise provided by the DGCL or the Certificate of Incorporation:

(a) Each stockholder shall at every meeting of the stockholders be entitled to one vote for each share of capital stock held by such stockholder.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram, or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram, or other means of electronic transmission was authorized by the stockholder.

(c) Directors shall be elected by a plurality vote.

(d) Each matter, other than election of directors, properly presented to any meeting, shall be decided by a majority of the votes cast on the matter.

(e) Unless otherwise provided in the Certificate of Incorporation, all elections of directors shall be by written ballot. Voting on all other matters need not be by written ballot unless ordered by the chairman of the meeting or if so requested by any stockholder present or represented by proxy at the meeting and entitled to vote on such matter.

(f) If authorized by the Board of Directors, the requirement of a written ballot may be satisfied by a ballot submitted by electronic submission, accompanied by the information specified in the DGCL.

SECTION 1.7. Adjourned Meetings. A meeting of stockholders may be adjourned to another time or place. Unless the Board of Directors fixes a new record date, stockholders of record for an adjourned meeting shall be as originally determined for the meeting from which the adjournment was taken. Except as provided in the next succeeding sentence, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote. At the adjourned meeting at which there shall be present or represented the holders of record of the requisite number of shares, any business may be transacted that might have been transacted at the meeting as originally called.

SECTION 1.8. Consent of Stockholders in Lieu of Meeting. Any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of

ARTICLE II

DIRECTORS

SECTION 2.1. Number; Term of Office; Qualifications; Vacancies. The number of the directors constituting the entire Board of Directors shall be the number, not less than one nor more than 15, fixed from time to time by a majority of the total number of directors which the Corporation would have, prior to any increase or decrease, if there were no vacancies, provided, however, that no decrease shall shorten the term of an incumbent director. Until otherwise fixed by the directors, the number of directors constituting the entire Board shall be two. Directors shall be elected at the annual meeting of stockholders to hold office, subject to Sections 2.2 and 2.3, until the next annual meeting of stockholders and until their respective successors are elected and qualify. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, and the directors so chosen shall hold office, subject to Sections 2.2 and 2.3, until the next annual meeting of stockholders and until their respective successors are elected and qualify.

SECTION 2.2. Resignation. Any director of the Corporation may resign at any time by giving written notice or by electronic transmission, as defined in the DGCL, of such resignation to the Board of Directors or the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein or, if no time is specified, upon receipt thereof by the Board of Directors or the Secretary; and, unless specified therein, the acceptance of such resignation shall not be necessary to make it effective. When one or more directors shall resign from the Board of Directors effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in these By-Laws in the filling of other vacancies.

SECTION 2.3. Removal. Subject to the provisions of the DGCL, any one or more directors may be removed, with or without cause, by the vote or written consent of the holders of a majority of the shares entitled to vote at an election of directors.

SECTION 2.4. Regular and Annual Meetings; Notice. Regular meetings of the Board of Directors shall be held at such time and at such place, within or without the State of Delaware, as the Board of Directors may from time to time prescribe. No notice need be given of any regular meeting, and a notice, if given, need not specify the purposes thereof. A meeting of the Board of Directors may be held without notice immediately after an annual meeting of stockholders at the same place as that at which such meeting was held.

SECTION 2.5. Special Meetings; Notice. A special meeting of the Board of Directors may be called at any time by the Board of Directors, the Chairman of the Board or the President and shall be called by any one of them or by the Secretary upon receipt of a written request to do so specifying the matter or matters, appropriate for action at such a meeting, proposed to be presented at the meeting and signed by at least two directors. Any such meeting shall be held at such time and at such place, within or without the State of Delaware, as shall be determined by the body or person calling such meeting. Notice of such meeting stating the time and place thereof shall be given (a) by deposit of the notice in the United States mail, first class, postage prepaid, at least seven days before the day fixed for the meeting addressed to each director at such person's address as it appears on the Corporation's records or at such other address as the director may have furnished the Corporation for that purpose, or (b) by delivery of the notice similarly addressed for dispatch by facsimile or telegraph, or by delivery of the notice by telephone or in person, in each case at least 48 hours before the time fixed for the meeting.

SECTION 2.6. Presiding Officer and Secretary at Meetings. Each meeting of the Board of Directors shall be presided over by the Chairman of the Board, or in such person's absence, by such member of the Board of Directors as shall be chosen at the meeting. The Secretary, or in such person's absence, an Assistant Secretary, shall act as secretary of the meeting, or if no such officer is present, a secretary of the meeting shall be designated by the person presiding over the meeting.

SECTION 2.7. Quorum. A majority of the directors then in office shall constitute a quorum for the transaction of business, but in the absence of a quorum a majority of those present (or if only one be present, then that one) may adjourn the meeting, without notice other than announcement at the meeting, until such time as a quorum is present. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 2.8. Meeting by Telephone. Unless otherwise restricted by the Certificate of Incorporation or By-Laws, members of the Board of Directors or of any committee thereof may participate in meetings of the Board of Directors or of such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

SECTION 2.9. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings are filed with the minutes of proceedings of the Board of Directors or of such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if such minutes are maintained in electronic form.

SECTION 2.10. Committees of the Board. The Board of Directors may, by resolution passed by the Board of Directors, designate one or more other committees, each such committee to have such name and to consist of one or more directors as the Board of Directors may from time to time determine. Any such committee, to the extent provided in such resolution or resolutions, shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, but no such committee shall have such power or authority in reference to (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (b) adopting, amending or repealing any By-Law. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

SECTION 2.11. Compensation. No director shall receive any stated salary for such person's services as a director or as a member of a committee but shall receive such sum, if any, as may from time to time be fixed by the Board of Directors.

ARTICLE III

OFFICERS

SECTION 3.1. Election; Qualification. The officers of the Corporation shall consist of a President and a Secretary, each of whom shall be elected by the Board of Directors. The Board of Directors may elect a Chairman of the Board, one or more Vice Presidents, or Controller, one or more Assistant Secretaries, one or more Assistant Treasurers, one Treasurer, one or more Assistant Controllers and such other officers as it may from time to time determine. The Board of Directors shall also determine which of the officers shall hold the offices of Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, if any. Any officer other than the Chairman of the Board may, but is not required to, be a director of the Corporation. Two or more offices may be held by the same person.

SECTION 3.2. Term of Office. Each officer shall hold office from the time of such person's election and qualification to the time at which such person's successor is elected and qualified, unless he shall die or resign or shall be removed pursuant to Section 3.4 at any time sooner.

SECTION 3.3. Resignation. Any officer of the Corporation may resign at any time by giving written notice of such resignation to the Board of Directors, the Chairman of the Board, the President or the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein or, if no time is specified, upon receipt thereof by the Board of Directors or one of the above-named officers; and, unless specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 3.4. Removal. Any officer may be removed at any time, with or without cause, by the vote of the Board of Directors.

SECTION 3.5. Vacancies. Any vacancy, however caused, in any office of the Corporation may be filled by the Board of Directors.

SECTION 3.6. Compensation. The compensation of each officer shall be such as the Board of Directors may from time to time determine.

of any such stock certificate or the issuance of any such new stock certificate; and (c) satisfies such other terms and conditions as the Board of Directors may from time to time prescribe.

ARTICLE V

MISCELLANEOUS

SECTION 5.1. Indemnification. The Corporation shall, to the fullest extent permitted by the DGCL, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said statute from and against any and all of the expenses, liabilities or other matters referred to in or covered by said statute, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which any person may be entitled under any By-Law, resolution of shareholders, resolution of directors, agreement, or otherwise, as permitted by said statute, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person. This Section 5.1 shall be construed to give the Corporation the broadest power permissible by the DGCL, as it now stands and as from time to time amended.

SECTION 5.2. Waiver of Notice. Whenever notice is required by the Certificate of Incorporation, the By-Laws or any provision of the DGCL, a written or electronically transmitted waiver thereof, signed by the person entitled to notice, whether before or after the time required for such notice, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

SECTION 5.3. Fiscal Year. The fiscal year of the Corporation shall start on such date as the Board of Directors shall from time to time prescribe.

SECTION 5.4. Corporate Seal. The corporate seal shall be in such form as the Board of Directors may from time to time prescribe, and the same may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE VI

AMENDMENT OF BY-LAWS

SECTION 6.1. Amendment. The By-Laws may be altered, amended or repealed by the stockholders and, if permitted by the Certificate of Incorporation, by the Board of Directors.

EXHIBIT 2

2003 Profound Incentive Equity (PIE) Stock Option Plan

PROFOUND BEAUTY INC.

2003 PROFOUND INCENTIVE EQUITY (PIE) STOCK OPTION PLAN

1. Purpose of the Plan.

This 2003 Profound Incentive Equity (PIE) Stock Option Plan (the "PIE Plan") is intended as an incentive, to retain and attract individuals that are or will be involved in the development and growth of Profound Beauty Inc., a Delaware corporation (the "Company"). Options granted pursuant to the PIE Plan shall be nonqualified stock options (the "Options").

It is intended that the grant of Options be exempt from registration pursuant to Regulation A of the Securities Act of 1933, as amended. In all cases, the terms, provisions, conditions and limitations of the PIE Plan shall be construed and interpreted consistent with the Company's intent as stated in this Section 1.

2. Administration of the PIE Plan.

The Board of Directors of the Company (the "Board") shall appoint and maintain as administrator of the PIE Plan a committee (the "Committee") consisting of two or more members. The Committee, subject to Sections 3 and 5 hereof, shall have full power and authority to designate recipients of Options, to determine the terms and conditions of respective Option agreements (which need not be identical) and to interpret the provisions and supervise the administration of the PIE Plan.

Subject to the provisions of the PIE Plan, the Committee shall interpret the PIE Plan and all Options granted under the PIE Plan, shall make such rules as it deems necessary for the proper administration of the PIE Plan, shall make all other determinations necessary or advisable for the administration of the PIE Plan and shall correct any defects or supply any omission or reconcile any inconsistency in the PIE Plan or in any Options granted under the PIE Plan in the manner and to the extent that the Committee deems desirable to carry into effect the PIE Plan or any Options. The act or determination of a majority of the Committee shall be the act or determination of the Committee and any decision reduced to writing and signed by all of the members of the Committee shall be fully effective as if it had been made by a majority at a meeting duly held. Subject to the provisions of the PIE Plan, any action taken or determination made by the Committee pursuant to this and the other Sections of the PIE Plan shall be conclusive on all parties.

In the event that for any reason the Committee is unable to act or if there shall be no such Committee, then the PIE Plan shall be administered by the Board, and references herein to the Committee (except in the proviso to this sentence) shall be deemed to be references to the Board.

3. Designation of Optionees.

The persons eligible for participation in the PIE Plan as recipients of Options (each an "Optionee" and collectively the "Optionees") shall include employees, directors, independent contractors and owners (each a "Salon Optionee" and collectively the "Salon Optionees") of salons (individually a "Participating Salon") that enter into a salon supply agreement with the

Company for the distribution of the Company's products (the "Salon Supply Agreement"), or members (each a "Council Optionee" and collectively the "Council Optionees") of the Company's Visionary Business Council or Visionary Creative Council (collectively with the Visionary Business Council, the "Visionary Council"). In selecting Optionees, and in determining the number of shares to be covered by each Option granted to Optionees, the Committee may consider any factors it deems relevant, including without limitation, the position held by the Optionee with the Participating Salon, the Optionee's relationship to the Company and/or the Participating Salon, the Optionee's degree of responsibility for and contribution to the growth and success of the Company, the Optionee's length of association with the Company and the Optionee's potential to contribute to the advancement of the Company. An Optionee who has been granted an Option hereunder may be granted an additional Option or Options, if the Committee shall so determine.

4. Common Stock Reserved for the PIE Plan.

Subject to adjustment as provided in Section 7 hereof, a total of 4,000,000 shares of the Company's common stock, $0.001 par value per share ("Common Stock"), shall be subject to the PIE Plan. The shares of Common Stock subject to the PIE Plan shall consist of unissued shares and such amount of shares of Common Stock shall be and is hereby reserved for such purpose. Any of such shares of Common Stock that may remain unsold and that are not subject to outstanding Options at the termination of the PIE Plan shall cease to be reserved for the purposes of the PIE Plan, but until termination of the PIE Plan, the Company shall at all times reserve a sufficient number of shares of Common Stock to meet the requirements of the PIE Plan. Should any Option expire or be canceled prior to its exercise in full or should the number of shares of Common Stock to be delivered upon the exercise in full of an Option be reduced for any reason, the shares of Common Stock theretofore subject to such Option may be subject to future Options under the PIE Plan.

5. Terms and Conditions of Options and Common Stock.

Options granted under the PIE Plan and shares of Common Stock issued upon exercise thereof shall be subject to the following conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the PIE Plan, as the Committee shall deem desirable:

a. Exercise Price. The exercise price of each share of Common Stock purchasable under an Option shall not be less than 100% of the Fair Market Value of such share of Common Stock on the date the Option is granted. The exercise price for each Option shall be subject to adjustment as provided in Section 7 below. "Fair Market Value" means the per share price of Common Stock as reasonably determined by the Committee, in its sole discretion, in a manner consistent with the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), or if the shares of Common Stock are publicly traded, the closing price of publicly traded shares of Common Stock on the principal securities exchange on which shares of Common Stock are listed (if the shares of Common Stock are so listed), or on the Nasdaq Stock Market (if the shares of Common Stock are regularly quoted on the Nasdaq Stock Market), or, if not so listed or regularly quoted, the mean between the closing bid and asked prices of publicly traded shares of Common Stock in the over-the-counter market, or, if such bid and asked prices shall not be available, as reported by any nationally recognized quotation service selected by the Company. Anything in this Section 5(a) to the contrary notwithstanding, in no event shall the exercise price of a share of Common Stock be less than the minimum price permitted under the rules and policies of any national securities exchange on which the shares of Common Stock are listed.

b. Option Term. The term of each Option shall be ten (10) years, or such shorter period as otherwise determined by the Committee at the time of grant.

c. Vesting; Exercisability. Unless otherwise determined by the Committee at grant, Options granted under the PIE Plan shall vest and become exercisable: (i) for Salon Optionees, two years from the date of the grant of the Option, subject to the Participating Salon with which the Optionee is associated or employed by attaining certain performance milestones as specified in the Salon Optionee's Award Agreement, or based on any other criteria determined by the Committee at the time of the grant, in its sole discretion; or (ii) for Council Optionees, 20% of the Option on the first anniversary of the date of grant, and 20% of the Option on each of the next four succeeding anniversaries of the date of grant, or based on any other criteria determined by the Committee at the time of the grant, in its sole discretion.

Upon a Liquidity Event (as hereinafter defined), the Committee, in its sole discretion, may determine that any or all Options granted under the PIE Plan and then outstanding shall immediately vest and become exercisable.

For purposes of the PIE Plan, a Liquidity Event shall be deemed to have occurred if:

i. a firm commitment underwritten public offering of the Company's shares of Common Stock shall be consummated;

ii. the Company shall be merged or consolidated with another Person (as defined below), unless as a result of such merger or consolidation more than 50% of the outstanding voting securities of the surviving or resulting Person shall be owned in the aggregate by the stockholders of the Company (as of the time immediately prior to such transaction), any employee benefit plan of the Company, or its affiliates;

iii. the Company shall sell substantially all of its assets to another Person that is not wholly owned by the Company, unless as a result of such sale more than 50% of such assets shall be owned in the aggregate by the stockholders of the Company (as of the time immediately prior to such transaction), any employee benefit plan of the Company or its affiliates; or

iv. a Person shall acquire 50% or more of the outstanding voting securities of the Company (whether directly, indirectly, beneficially or of record), unless as a result of such acquisition more than 50% of the outstanding voting securities of the surviving or resulting corporation shall be owned in the aggregate by the stockholders (or their affiliate) of the Company (as of the time immediately prior to the first acquisition of such securities by such Person), any employee benefit plan of the Company or its affiliates.

For purposes of this Section 5(c), ownership of voting securities shall take into account and shall include ownership as determined by applying the provisions of Rule 13d-3(d)(I)(i) (as in effect on the date hereof) under the Securities Exchange Act of 1934, as amended. In addition, for such purposes, "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof; however, a Person shall not include (A) the Company or any of its subsidiaries; (B) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its subsidiaries; (C) an underwriter temporarily holding securities pursuant to an offering of such securities; or (D) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportion as their ownership of stock of the Company.

d. Non-transferability of Common Stock. Notwithstanding anything in the PIE Plan to the contrary, no shares of Common Stock issued upon exercise of an Option shall be transferable until the earlier of a Liquidity Event or December 31, 2008.

e. Method of Exercise. Options to the extent then exercisable may be exercised in whole or in part at any time during the option period, by giving written notice to the Company specifying the number of shares of Common Stock to be purchased, accompanied by payment in full of the exercise price, in cash, or by check or such other instrument as may be acceptable to the Committee. As determined by the Committee, in its sole discretion at or after grant, payment in full or in part may be made at the election of the Optionee (i) in the form of Common Stock owned by the Optionee (based on the Fair Market Value of Common Stock on the trading day before the Option is exercised) which is not the subject of any pledge or security interest, (ii) in the form of shares of Common Stock withheld by the Company from the shares of Common Stock otherwise to be received with such withheld shares of Common Stock having a Fair Market Value on the date of exercise equal to the exercise price of the Option, or (iii) by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the Fair Market Value of any shares surrendered to the Company is at least equal to such exercise price. An Optionee shall have the right to dividends and other rights of a stockholder with respect to shares of Common Stock purchased upon exercise of an Option at such time as the Optionee has given written notice of exercise and has paid in full for such shares and (ii) has satisfied such conditions that may be imposed by the Company with respect to the withholding of taxes.

f. Non-transferability of Options. Options are not transferable and may be exercised solely by the Optionee during his or her lifetime or after his or her death by the person or persons entitled thereto under his or her will or the laws of descent and distribution. The Committee, in its sole discretion, may permit a transfer of an Option to (i) a trust for the benefit of the Optionee or (ii) a member of the Optionee's immediate family (or a trust for his or her benefit). Any attempt to transfer, assign, pledge or otherwise dispose of, or to subject to execution, attachment or similar process, any Option contrary to the provisions hereof shall be void and ineffective and shall give no right to the purported transferee.

g. Termination by Death. Unless otherwise determined by the Committee, if any Optionee's participation in the PIE Plan terminates by reason of death, the Option may thereafter be exercised, to the extent then exercisable (or on such accelerated basis as the Committee shall determine at or after grant), by the legal representative of the estate or by the legatee of the Optionee under the will of the Optionee, for a period of one year after the later of (i) the occurrence of a Liquidity Event or (ii) the date of such death, in either case not to exceed the expiration of the stated term of such Option as provided under the PIE Plan.

h. Termination by Other Reasons. Unless otherwise determined by the Committee, any Optionee's participation in the PIE Plan will terminate (i) upon a Salon Optionee's termination of employment or association (regardless of whether voluntary or involuntary) with the Participating Salon for any reason, (ii) by reason of the termination (for any reason) of the Salon Supply Agreement with the Participating Salon with which such Salon Optionee is employed or associated, or (iii) upon a Council Optionee's termination (for any reason) from the Visionary Council. Thereafter any Option held by such Optionee may be exercised to the extent it was exercisable at the time of such termination, but may not be exercised after 90 days after the occurrence of a Liquidity Event, and may not be exercised upon the expiration of the stated term of such Option. However, if the Optionee dies within such 90-day period, any unexercised Option held by such Optionee shall thereafter be exercisable, to the extent to which it was exercisable at the time of death, for a period of one year after the date of such death or for the stated term of such Option, whichever period is shorter.

6. Term of Plan.

No Option shall be granted pursuant to the PIE Plan on or after December 31, 2013, but Options theretofore granted may extend beyond that date.

7. Capital Change of the Company.

In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, or other change in corporate structure affecting Common Stock at any time prior to a Liquidity Event, the Committee shall make an appropriate and equitable adjustment in the number and kind of shares reserved for issuance under the PIE Plan and in the number and exercise price of shares subject to outstanding Options granted under the PIE Plan, to the end that after such event each Optionee's proportionate interest shall be maintained as immediately before the occurrence of such event.

8. Taxes.

The Company may make such provisions as it may deem appropriate, consistent with applicable law, in connection with any Options granted under the PIE Plan with respect to the withholding of any taxes or any other tax matters.

9. Effective Date of Plan.

The PIE Plan shall be effective on December 30, 2003.

10. Amendment and Termination.

The Board may amend, suspend, or terminate the PIE Plan, except that no amendment shall be made that would impair the rights of any Optionee under any Option theretofore granted without the Optionee's consent, and except that no amendment shall be made which, without the approval of the stockholders of the Company would:

a. materially increase the number of shares that may be issued under the PIE Plan, except as is provided in Section 7;

b. materially increase the benefits accruing to the Optionees under the PIE Plan;

c. materially modify the requirements as to eligibility for participation in the PIE Plan;

d. decrease the exercise price of an Option to less than 100% of the Fair Market Value per share of Common Stock on the date of grant thereof; or

e. extend the term of any Option beyond that provided for in Section 5(b).

The Committee may amend the terms of any Option theretofore granted, prospectively or retroactively, but no such amendment shall impair the rights of any Optionee without the Optionee's consent. The Committee may also substitute new Options for previously granted Options, including options granted under other plans applicable to the participant and previously granted Options having higher exercise prices, upon such terms as the Committee may deem appropriate.

11. Government Regulations.

The PIE Plan, and the grant and exercise of Options hereunder, and the obligation of the Company to sell and deliver shares under such Options, shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies, national securities exchanges and interdealer quotation systems as may be required.

12. Certificates.

All certificates for shares of Common Stock delivered under the PIE Plan shall be subject to such transfer restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, or other securities commission having jurisdiction, any applicable Federal or state securities law, any stock exchange or interdealer quotation system upon which Common Stock is then listed or traded and the Committee may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions. In addition, all stock certificates will include a legend that states that the shares of common stock delivered under the PIE Plan shall not be transferred until the earlier of December 31, 2008 or the occurrence of a Liquidity Event.

13. Limitation of Liability.

No member of the Board or the Committee, or any officer or employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination or interpretation taken or made in good faith with respect to the PIE Plan, and all members of the Board or the Committee and each and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.

14. Association Matters.

The adoption of the PIE Plan shall not confer upon any Optionee any right to association with the Company, nor shall it interfere in any way with the right of the Company to terminate its association with the Optionee or the participation therein by any Participating Salon or any Salon Optionee.

PROFOUND BEAUTY INC.

December 30, 2003

EXHIBIT 3

Form of 2003 Profound Incentive Equity (PIE) Award Agreement – Salon Optionee

Option Award Agreement – Salon Optionees

PROFOUND BEAUTY INC.
32-02 Queens Blvd.
Long Island City, New York 11101

[date of grant]

To: [name of optionee]
[address of optionee]

We are pleased to inform you that on [date], the PIE Plan Committee of Profound Beauty Inc., a Delaware corporation (the "Company"), upon the direction of the Board of Directors of the Company, granted you an option (the "Option") to purchase [number of shares] (the "Shares"), $.001 par value, of the Company common stock ("Common Stock") pursuant to the Company's 2003 Profound Incentive Equity (PIE) Stock Option Plan (the "PIE Plan"), at a price of $[price] per Share. The Option is intended to comply with Regulation A of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the PIE Plan (a copy of which in its present form is attached hereto).

No part of the Option is currently exercisable. The Option may be exercised for any portion, including all of the Shares, at any time after two years from the date of grant, subject to the Participating Salon with which the Salon Optionee is associated with or employed by attaining certain performance goals as specified on Schedule A, which is attached hereto and incorporated into this Agreement. Notwithstanding anything to the contrary contained herein, the Option must be exercised prior to [10 years] from date of this grant (the date on which the Option will, to the extent not previously exercised, expire). Shares of Common Stock issued upon exercise of the Option shall not be transferable until the earlier of December 31, 2008 or the occurrence of a Liquidity Event.

This Option is issued in accordance with and is subject to and conditioned upon all of the terms and conditions of the PIE Plan, as from time to time amended, provided, however, that no future amendment or termination of the PIE Plan shall, without your consent, alter or impair any of your rights or obligations under the Option. Reference is made to the terms and conditions of the PIE Plan, all of which are incorporated by reference herein as if fully set forth herein.

If at any time your participation in the PIE Plan terminates either by reason of (i) your termination of employment or association (regardless of whether voluntary or involuntary) with the Participating Salon for any reason or (ii) the termination (for any reason) of the Salon Supply Agreement between the Company and the Participating Salon with which you are employed or associated, the Option may thereafter be exercised only to the extent it is exercisable at the time of such termination, but may not be exercised after 90 days after the occurrence of a Liquidity

Event, and may not be exercised upon the expiration of the stated term of the Option. However, if you die within such 90-day period, any unexercised Option held by you shall thereafter be exercisable, to the extent to which it was exercisable at the time of death, for a period of one year after the date of your death or for the stated term of the Option, whichever period is shorter.

The Option (or portion thereof) is to be exercised by delivering to the Company a written notice of exercise in the form attached hereto as Exhibit A, specifying the number of Shares to be purchased, together with payment of the exercise price of the Shares to be purchased. The exercise price is to be paid in cash or, at the discretion of the Committee, by delivering shares of Common Stock already owned by you and having a Fair Market Value on the date of exercise equal to the exercise price of the Option, or a combination of shares of Common Stock and cash, or otherwise in accordance with the PIE Plan.

You agree not to transfer, sell or pledge any of the Shares following the effectiveness of an underwritten public offering of the Company's securities for a period as is required by the managing underwriter of such public offering and to execute an agreement memorializing these transfer restrictions as required by such managing underwriter.

You agree that the PIE Plan and any Options granted herein, shall be governed by, and interpreted in accordance with, the laws of the State of New York without regard to its principles of conflict of laws. Additionally, you (a) agree that any action with respect to the Options issued herein and the PIE Plan may be brought only in the courts of the State of New York, County of New York or of the United States of America for the Southern District of New York; (b) accept generally and unconditionally, the exclusive jurisdiction of such courts; (c) irrevocably waive any objection, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens, which you may now or hereafter have to the bringing of any action in those jurisdictions; and (d) irrevocably consent to the service of process of any of the courts referred to above in any action by the mailing of copies of the process to you at the address provided above. Service effected as provided in this manner will become effective five calendar days after the mailing of the process.

[Remainder of the page is left intentionally blank.]

[SIGNATURE PAGE OF THE OPTION AWARD AGREEMENT]

Would you kindly evidence your acceptance of the Option and your agreement to comply with the provisions hereof and of the PIE Plan by executing this letter under the words "Agreed To and Accepted."

Very truly yours,

PROFOUND BEAUTY INC.

By:______________________________
Name:
Title:

AGREED TO AND ACCEPTED:

____
[Name]

Schedule A

Name and address of the Participating Salon with which the Optionee is associated with or employed by:
[Salon]
[Address]

The Optionee's grant date is _______________.

The Optionee is granted the Option to purchase [#] shares of Common Stock (the "Total Option Grant").

Participating Salon's Performance Period is from the date of grant through mm/dd/yy.

Participating Salon's purchases made pursuant to the Salon Supply Agreement during the Performance Period	Percentage of the Total Option Grant that may be exercised two years from the date of grant*
xxxx	100%
xxxx	80%
xxxx	60%
xxxx	40%
xxxx	20%

* Any portion of the Total Option Grant that may not be exercised, as a result of the Participating Salon's purchases made during the Performance Period, may not be exercised at any time by the Optionee, and such portion of the Total Option Grant shall be automatically forfeited by the Optionee.

Exhibit A

Profound Beauty Inc.
32-02 Queens Blvd.
Long Island City, New York 11101

Gentlemen:

Notice is hereby given of my election to purchase _____ Shares of Common Stock, $.001 par value (the "Shares"), of Profound Beauty Inc. at a price of $[___price] per Share, pursuant to the provisions of the Option granted to me on [date], under the Profound Beauty Inc. 2003 Profound Incentive Equity (PIE) Stock Option Plan . Enclosed in payment for the Shares is:

/___/ my check in the amount of $________.

*/___/ ___________ Shares having a total value of $________, such value being based on the closing price(s) of the Shares on the date hereof.

The following information is supplied for use in issuing the Shares purchased hereby:

Number of Certificates and Denominations ____________________

Name ____________________

Address ____________________

____

Social Security Number ____________________

Dated: ________________, ____

Very truly yours,

____

*Subject to the approval of the PIE Plan Committee or the Board of Directors

EXHIBIT 4

Form of 2003 Profound Incentive Equity (PIE) Award Agreement – Council Optionee

Option Award Agreement –Council Optionees

PROFOUND BEAUTY INC.
32-02 Queens Blvd.
Long Island City, New York 11101

[date of grant]

To: [name of optionee]
[address of optionee]

We are pleased to inform you that on [date], the PIE Plan Committee of Profound Beauty Inc., a Delaware corporation (the "Company"), upon the direction of the Board of Directors of the Company, granted you an option (the "Option") to purchase [number of shares] (the "Shares"), $.001 par value, of the Company common stock ("Common Stock") pursuant to the Company's 2003 Profound Incentive Equity (PIE) Stock Option Plan (the "PIE Plan"), at a price of $[price] per Share. The Option is intended to comply with Regulation A of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the PIE Plan (a copy of which in its present form is attached hereto).

No part of the Option is currently exercisable. At any time after the first anniversary of the date of grant, up to 20% of the Option may be exercised, thereafter, up to an additional 20% of the Option may be exercised at any time after each of the next four succeeding anniversaries of the date of grant. Notwithstanding anything to the contrary contained herein, the Option must be exercised prior to [10 years] from date of this grant (the date on which the Option will, to the extent not previously exercised, expire). Shares of Common Stock issued upon exercise of the Option shall not be transferable until the earlier of December 31, 2008 or the occurrence of a Liquidity Event.

This Option is issued in accordance with and is subject to and conditioned upon all of the terms and conditions of the PIE Plan, as from time to time amended, provided, however, that no future amendment or termination of the PIE Plan shall, without your consent, alter or impair any of your rights or obligations under the Option. Reference is made to the terms and conditions of the PIE Plan, all of which are incorporated by reference herein as if fully set forth herein.

If at any time your participation in the PIE Plan terminates by reason of your termination (for any reason) from the Visionary Council, the Option may thereafter be exercised only to the extent it is exercisable at the time of such termination, but may not be exercised after 90 days after the occurrence of a Liquidity Event, and may not be exercised upon the expiration of the stated term of the Option. However, if you die within such 90-day period, any unexercised Option held by you shall thereafter be exercisable, to the extent to which it was exercisable at the time of death, for a period of one year after the date of your death or for the stated term of the Option, whichever period is shorter.

The Option (or portion thereof) is to be exercised by delivering to the Company a written notice of exercise in the form attached hereto as Exhibit A, specifying the number of Shares to be purchased, together with payment of the exercise price of the Shares to be purchased. The exercise price is to be paid in cash or, at the discretion of the Committee, by delivering shares of Common Stock already owned by you and having a Fair Market Value on the date of exercise equal to the exercise price of the Option, or a combination of shares of Common Stock and cash, or otherwise in accordance with the PIE Plan.

You agree not to transfer, sell or pledge any of the Shares following the effectiveness of an underwritten public offering of the Company's securities for a period as is required by the managing underwriter of such public offering and to execute an agreement memorializing these transfer restrictions as required by such managing underwriter.

You agree that the PIE Plan and any Options granted herein, shall be governed by, and interpreted in accordance with, the laws of the State of New York without regard to its principles of conflict of laws. Additionally, you (a) agree that any action with respect to the Options issued herein and the PIE Plan may be brought only in the courts of the State of New York, County of New York or of the United States of America for the Southern District of New York; (b) accept generally and unconditionally, the exclusive jurisdiction of such courts; (c) irrevocably waive any objection, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens, which you may now or hereafter have to the bringing of any action in those jurisdictions; and (d) irrevocably consent to the service of process of any of the courts referred to above in any action by the mailing of copies of the process to you at the address provided above. Service effected as provided in this manner will become effective five calendar days after the mailing of the process.

[Remainder of the page is left intentionally blank.]

[SIGNATURE PAGE OF THE OPTION AWARD AGREEMENT]

Would you kindly evidence your acceptance of the Option and your agreement to comply with the provisions hereof and of the PIE Plan by executing this letter under the words "Agreed To and Accepted."

Very truly yours,

PROFOUND BEAUTY INC.

By:__________________________
Name:
Title:

AGREED TO AND ACCEPTED:

____
[Name]

Exhibit A

Profound Beauty Inc.
32-02 Queens Blvd.
Long Island City, New York 11101

Gentlemen:

Notice is hereby given of my election to purchase _____ Shares of Common Stock, $.001 par value (the "Shares"), of Profound Beauty Inc. at a price of $[___price] per Share, pursuant to the provisions of the Option granted to me on [date], under the Profound Beauty Inc. 2003 Profound Incentive Equity (PIE) Stock Option Plan . Enclosed in payment for the Shares is:

/___/ my check in the amount of $________.

*/___/ ___________ Shares having a total value of $________, such value being based on the closing price(s) of the Shares on the date hereof.

The following information is supplied for use in issuing the Shares purchased hereby:

Number of Certificates and Denominations ____________________

Name ____________________

Address ____________________

____

Social Security Number ____________________

Dated: _______________, ____

Very truly yours,

____

*Subject to the approval of the PIE Plan Committee or the Board of Directors

EXHIBIT 5

Merger Documents

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (the "Merger Agreement"), dated as of November 19, 2003, by and among Profound Beauty Inc., a New York corporation ("Profound NY") and Profound Beauty Inc., a Delaware corporation ("Profound DE"). Profound NY and Profound DE are hereinafter sometimes collectively referred to as the "Constituent Corporations."

W I T N E S S E T H:

WHEREAS, Profound NY is a corporation duly organized and validly existing under the laws of the State of New York, with 13,000,000 shares of Common Stock, $.001 par value per share, outstanding and entitled to vote;

WHEREAS, Profound DE is a corporation duly organized and validly existing under the laws of the State of Delaware, with no shares outstanding and entitled to vote (as certified by the Secretary of Profound DE on Exhibit A attached hereto);

WHEREAS, the respective Boards of Directors of the Constituent Corporations deem it advisable and to the advantage of each of the Constituent Corporations that Profound NY merge with and into Profound DE upon the terms and subject to the conditions set forth in this Merger Agreement; and

WHEREAS, the Boards of Directors of Profound DE and Profound NY and the stockholders of Profound NY have approved this Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties do hereby agree that, in accordance with the applicable statutes of the State of New York and the State of Delaware, Profound NY shall merge with and into Profound DE on the following terms, conditions and other provisions:

1. Merger And Effective Time. At the Effective Time (as defined below), Profound NY shall be merged with and into Profound DE (the "Merger"), and Profound DE shall be the surviving corporation of the Merger (the "Surviving Corporation"). The Merger shall become effective upon the close of business on the date when a duly executed copy of this Merger Agreement, along with all required certificates and articles are filed with the Secretary of State of the State of New York and the Secretary of State of the State of Delaware (the "Effective Time").

2. Effect of Merger. At the Effective Time, the separate corporate existence of Profound NY shall cease; the corporate identity, existence, powers, rights and immunities of Profound DE as the Surviving Corporation shall continue unimpaired by the Merger; and Profound DE shall succeed to and shall possess all the assets, properties, rights, privileges, powers, franchises, immunities and purposes, and be subject

to all the debts, liabilities, obligations, restrictions and duties of Profound NY, all without further act or deed.

3. Governing Documents. At the Effective Time, the Certificate of Incorporation of Profound DE in effect immediately prior to the Effective Time shall become the Certificate of Incorporation of the Surviving Corporation and the By-laws of Profound DE in effect immediately prior to the Effective Time shall become the By-laws of the Surviving Corporation.

4. Directors and Officers. At the Effective Time, the directors and officers of Profound DE shall be and become the directors and officers (holding the same titles and positions) of the Surviving Corporation and after the Effective Time shall serve in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

5. Terms of Transaction. Subject to the terms and conditions of this Merger Agreement, at the Effective Time (i) All of the previously issued and outstanding shares of Common Stock of Profound NY that were issued and outstanding immediately prior to the Effective Time (the "Profound NY Shares"), by virtue of the Merger and without any action by the holders thereof, shall be automatically retired and canceled, (ii) one share of Common Stock of Profound DE will be issued for each one of the Profound NY Shares and (iii) the percentage interest held by each holder of Common Stock of Profound NY immediately prior to the Effective Time shall the percentage interest of such holder in the Surviving Corporation.

6. Further Assurances. From time to time, as and when required by the Surviving Corporation or by its successors or assigns, there shall be executed and delivered on behalf of Profound DE such deeds, assignments and other instruments, and there shall be taken or caused to be taken by it all such further action as shall be appropriate, advisable or necessary in order to vest, perfect or confirm, or record or otherwise, in the Surviving Corporation the title to and possession of all property, interests, assets, rights, privileges, immunities, powers, franchises and authority of Profound NY, and otherwise to carry out the purposes of this Merger Agreement. The officers and directors of the Surviving Corporation are fully authorized in the name of and on behalf of Profound NY, or otherwise, to take any and all such actions and to execute and deliver any and all such deeds and other instruments as may be necessary or appropriate to accomplish the foregoing.

7. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware.

8. Counterparts. In order to facilitate the filing and recording of this Merger Agreement, it may be executed in any number of counterparts, each of which shall be deemed to be an original.

IN WITNESS WHEREOF, this Merger Agreement is hereby executed on behalf of each of the Constituent Corporations.

Profound Beauty Inc., a New York corporation

By: ______________________
Name: Lawrence Weinstock
Title: Chief Financial Officer

Profound Beauty Inc., a Delaware corporation

By: ______________________
Name: Nikos Monyiaris
Title: President and Chief Executive Officer

400364-1

Exhibit A

Certification of the Secretary of Profound Beauty Inc., a Delaware Corporation

I, Barbara Novick, Secretary of Profound Beauty Inc., a Delaware corporation ("Profound DE"), do hereby certify, pursuant to the requirements of Sections 251(f) and 252(c) of the Delaware General Corporation Law (the "DGCL"), that:

1. The Agreement and Plan of Merger, dated as of November 19, 2003, by and among Profound Beauty Inc., a New York corporation and Profound DE (the "Merger Agreement") has been adopted pursuant to Section 251(f) of the DGCL, and

2. No shares of stock of Profound DE were issued prior to the adoption by the Board of Directors of the resolution approving the Merger Agreement.

IN WITNESS WHEREOF, the undersigned has executed this certification as of November 19, 2003

Barbara Novick, Secretary

400364-1

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"PROFOUND BEAUTY INC.", A NEW YORK CORPORATION,

WITH AND INTO "PROFOUND BEAUTY INC." UNDER THE NAME OF "PROFOUND BEAUTY INC.", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE THE TWENTY-FIRST DAY OF NOVEMBER, A.D. 2003, AT 10:54 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3723013 8100M

030750221

AUTHENTICATION: 2765260

DATE: 11-21-03

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:54 AM 11/21/2003
FILED 10:54 AM 11/21/2003
SRV 030750221 - 3723013 FILE

CERTIFICATE OF MERGER

OF

PROFOUND BEAUTY INC.
a New York corporation

INTO

PROFOUND BEAUTY INC.
a Delaware corporation

(Pursuant to Section 252 of the Delaware General Corporation Law)

The undersigned corporation, organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That the name and state of incorporation of each of the constituent corporations are as follows:

Name	State of Incorporation
Profound Beauty Inc.	New York
Profound Beauty Inc.	Delaware

SECOND: That an agreement and plan of merger (the "Merger Agreement"), whereby Profound Beauty Inc. (New York) is merged into Profound Beauty Inc. (Delaware), has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with the requirements of Section 252 of the General Corporation Law of the State of Delaware.

THIRD: That the name of the surviving corporation is Profound Beauty Inc., a Delaware corporation.

FOURTH: That the Certificate of Incorporation of Profound Beauty Inc., a Delaware corporation, shall be the Certificate of Incorporation of the surviving corporation.

FIFTH: That the executed Merger Agreement is on file at the principal place of business of the surviving corporation located at 32-02 Queens Blvd., Long Island City, NY 11101.

400366-1

SIXTH: That a copy of the Merger Agreement will be furnished by the surviving corporation, on request and without cost, to any stockholder of any constituent corporation.

SEVENTH: That the authorized capital stock of Profound Beauty Inc., a New York corporation, is comprised of Ten Million (10,000,000) shares of Preferred Stock, par value $.001 per share and Forty Million (40,000,000) shares of Common Stock, par value $.001 per share.

[Signature Page Follows]

21st IN WITNESS WHEREOF, the undersigned has executed this certificate as of the 21st day of November, 2003.

PROFOUND BEAUTY INC.

By: ______________________

Name: Nikos Mouyiaris

Title: President and Chief Executive Officer

400366-1

State of New York } ss:
Department of State }

I hereby certify that the annexed copy has been compared with the original document filed by the Department of State and that the same is a true copy of said original.

Witness my hand and seal of the Department of State on **November 21, 2003**

Secretary of State

DOS-200 (Rev. 03/02)

NCR - 26

CERTIFICATE OF MERGER

OF

PROFOUND BEAUTY INC.
(a New York corporation)

INTO

PROFOUND BEAUTY INC.
(a Delaware corporation)

UNDER SECTION 907 OF THE BUSINESS CORPORATION LAW

The undersigned, Lawrence Weinstock, being an officer of Profound Beauty Inc., a New York corporation and Nikos Mouyiaris, being an officer Profound Beauty Inc., a Delaware corporation, do hereby certify:

1. (a) The name of each constituent corporation is as follows:

(i) Profound Beauty Inc., a New York corporation ("Profound NY").

(ii) Profound Beauty Inc., a Delaware corporation ("Profound DE").

(b) The name of the surviving corporation is Profound Beauty Inc., a Delaware corporation, and following the merger its name shall remain Profound Beauty Inc.

2. As to each constituent corporation, the designation and number of outstanding shares of each class and series and the voting rights thereof are as follows:

Name of Corporation	Designation and number of shares in each class or series outstanding and entitled to vote
Profound Beauty Inc. (NY)	13,000,000 shares of Common Stock, par value $.001 per share
Profound Beauty Inc. (DE)	No shares outstanding and entitled to vote

3. The merger was adopted by Profound NY, by the unanimous written consent of its Board of Directors and shareholders in accordance with Sections 708 and 615, respectively, of the Business Corporation Law of the State of New York.

400367-1

4. Profound DE has complied with the applicable provisions of the laws of the State of Delaware, in which it is incorporated, and this merger is permitted by such laws. The manner in which the merger was authorized with respect to said corporation was by the unanimous written consent of its Board of Directors.

5. Profound DE, the surviving corporation, was incorporated under the laws of the State of Delaware on November 18, 2003. Profound DE has not filed an application for authority with the Department of State of New York and will not do business in the state of New York until an application for such authority shall have been filed with the Department of State.

6. The certificate of incorporation of Profound NY was filed by the Department of State of New York on January 30, 2003.

7. Profound DE, the surviving corporation, agrees that it may be served with process in the State of New York in any action or special proceeding for the enforcement of any liability or obligation of the domestic corporation, for the enforcement of any liability or obligation of the surviving corporation for which the surviving corporation is previously amenable to suit in the State of New York, and for the enforcement, as provided in the Business Corporation Law of the State of New York, of the right of shareholders of any constituent corporation to receive payment for their shares against the surviving corporation.

8. Profound DE, the surviving corporation, agrees that, subject to the provisions of Section 623 of the Business Corporation Law of the State of New York, it will promptly pay to the shareholders of the constituent domestic corporation the amount, if any, to which they shall be entitled under the provisions of the Business Corporation Law of the State of New York relating to the right of shareholders to receive payment for their shares.

9. Profound DE, the surviving corporation, hereby designates the Secretary of State of the State of New York as its agent upon whom process against it may be served in the manner set forth in Section 306(b) of the Business Corporation Law of the State of New York in any action or special proceeding. The address within the State of New York to which the said Secretary of State shall mail a copy of any process against the surviving corporation served upon him is:

32-02 Queens Blvd.
Long Island City, NY 11101

10. Profound NY, the constituent domestic corporation, hereby certifies that all fees and taxes (including penalties and interest) administered by the Department of Taxation and Finance which are due and payable by the constituent domestic corporation have been paid and a cessation franchise tax report (estimated or final) through the anticipated date of the merger (which return, if estimated, shall be subject to amendment) has been filed by the constituent

domestic corporation. Profound DE, the surviving corporation, will, within thirty days after the filing of this Certificate of Merger, file a final cessation franchise tax report, if an estimated report was previously filed, and promptly pay to the Department of Taxation and Finance all fees and taxes (including penalties and interest), if any, due to the Department of Taxation and Finance by the constituent domestic corporation.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have subscribed this document on this 21st day of November, 2003 and do hereby affirm, under the penalties of perjury, that the statements contained herein have been examined by the undersigned and are true and correct.

Profound Beauty Inc., a New York corporation

By: Lawrence Weinstock
Name: Lawrence Weinstock
Title: Chief Financial Officer

Profound Beauty Inc., a Delaware corporation

By:
Name: Nikos Mouyiaris
Title: President and Chief Executive Officer

031121000641

NCR - 26

(1)

CERTIFICATE OF MERGER

OF

PROFOUND BEAUTY INC.
(a New York corporation)

INTO

PROFOUND BEAUTY INC.
(a Delaware corporation)

UNDER SECTION 907 OF THE
BUSINESS CORPORATION LAW

FILED
2003 NOV 21 PM 2:18

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED NOV 21 2003
TAX $ -
BY: Dut

Olshan Grundman Frome Rosenzweig & Wolosky LLP
505 Park Avenue
New York, NY 10022

2003 NOV 21 PM 12:04

RECEIVED

5

DRAWDOWN

031121000669

EXHIBIT 6

The Company's 2003 Restricted Stock Plan

PROFOUND BEAUTY INC.

2003 RESTRICTED STOCK PLAN

1. Purpose of the Plan

This 2003 Restricted Stock Plan (the "Plan") is intended as an incentive, to retain in the employ of and as directors, consultants and advisors to Profound Beauty Inc., a Delaware corporation (the "Company") and any subsidiary or affiliate of the Company, persons of training, experience and ability, to attract new employees, directors, consultants and advisors whose services are considered valuable, to encourage the sense of proprietorship and to stimulate the active interest of such persons in the development and financial success of the Company and its subsidiaries and affiliates. It is intended that the Plan comply with the provisions of Rule 701 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). In all cases, the terms, provisions, conditions and limitations of the Plan shall be construed and interpreted consistent with the Company's intent as stated in this Section 1.

2. Administration of the Plan

The Board of Directors of the Company (the "Board") may appoint and maintain as administrator of the Plan a committee (the "Committee") consisting of two or more directors that shall serve at the pleasure of the Board. The Committee, subject to Sections 3 and 5 hereof, shall have full power and authority to designate recipients of restricted stock ("Restricted Stock") to determine the terms and conditions of respective Restricted Stock agreements (which need not be identical) and to interpret the provisions and supervise the administration of the Plan.

Subject to the provisions of the Plan, the Committee shall interpret the Plan and all agreements relating to Restricted Stock granted under the Plan, shall make such rules as it deems necessary for the proper administration of the Plan, shall make all other determinations necessary or advisable for the administration of the Plan and shall correct any defects or supply any omission or reconcile any inconsistency in the Plan or in any Restricted Stock granted under the Plan in the manner and to the extent that the Committee deems desirable to carry into effect the Plan or any Restricted Stock. The act or determination of a majority of the Committee shall be the act or determination of the Committee and any decision reduced to writing and signed by all of the members of the Committee shall be fully effective as if it had been made by a majority at a meeting duly held. Subject to the provisions of the Plan, any action taken or determination made by the Committee pursuant to this and the other Sections of the Plan shall be conclusive on all parties.

In the event that for any reason the Committee is unable to act or if the Committee at the time of any grant, award or other acquisition under the Plan does not consist of two or more Directors, or if there shall be no such Committee, then the Plan shall be administered by the Board, and references herein to the Committee (except in the proviso to this sentence) shall be deemed to be references to the Board.

3. Designation of Grantees

The persons eligible for participation in the Plan as recipients of Restricted Stock (each a "Grantee" and collectively the "Grantees") may include employees, officers and directors of, and consultants and advisors to, the Company or any subsidiary or affiliate thereof. In selecting Grantees, and in determining the number of shares of Restricted Stock granted to Grantees, the Committee may consider any factors it deems relevant, including without limitation, the office or position held by the Grantee or the Grantee's relationship to the Company or any subsidiary or affiliate thereof, the Grantee's degree of responsibility for and contribution to the growth and success of the Company or any subsidiary or affiliate thereof, the Grantee's length of service, promotions and potential. A Grantee who has been granted Restricted Stock hereunder may be granted additional Restricted Stock if the Committee shall so determine.

4. Stock Reserved for the Plan

Subject to adjustment as provided in Section 7 hereof, a total of 3,000,000 shares of the Company's common stock, $0.001 par value per share (the "Common Stock"), shall be subject to the Plan. The shares of Stock subject to the Plan shall consist of unissued shares, treasury shares or previously issued shares held by any subsidiary of the Company, and such amount of shares of Stock shall be and is hereby reserved for such purpose. Until termination of the Plan, the Company shall at all times reserve a sufficient number of shares of Stock to meet the requirements of the Plan. Should any Restricted Stock be forfeited, the shares of Stock theretofore subject to such Restricted Stock grant may be subject to future Restricted Stock grants under the Plan.

5. Terms and Conditions of Restricted Stock

Restricted Stock which may be granted under this Plan shall be subject to the following conditions and shall contain such additional terms and conditions not inconsistent with the terms of the Plan, as the Committee shall deem desirable:

(a) Grantee rights. A Grantee shall have no rights to an award of Restricted Stock unless and until Grantee accepts the award under the terms provided by the Committee, including but not limited to an execution of a Restricted Stock Agreement by Grantee. After acceptance and issuance of a certificate or certificates, as provided for below, the Grantee shall have the rights of a shareholder with respect to Restricted Stock subject to the non-transferability and forfeiture restrictions described in Section 5(d) below.

(b) Issuance of Certificates. The Company shall issue in the Grantee's name a certificate or certificates for the shares of the Common Stock associated with the award promptly upon grant, and such certificate or certificates shall be held by the Company pursuant to Section 5(c).

(c) Delivery of Certificates. Unless otherwise provided, any certificate or certificates issued evidencing shares of Restricted Stock shall not be delivered to the Grantee until all shares pursuant to the grant are free of any restrictions specified by the Committee at the time of grant.

(d) Forfeitability, Non-transferability of Restricted Stock. Shares of Restricted Stock are forfeitable until the terms of the Restricted Stock grant have been satisfied. The vesting schedule for each Grantee shall be determined by the Committee at the time of grant and shall be set forth on Schedule A to the Restricted Stock Agreement. Except as provided in Section 13(d) below, no shares of Restricted Stock may be transferred until such shares are vested and the earlier of either (A) the last date of the vesting as set forth on Schedule A to the Restricted Stock Agreement or (B) a Liquidity Event (as hereinafter defined) has occurred. Unless otherwise provided, distributions in the form of dividends or otherwise of additional shares or property in respect of shares of Restricted Stock shall be subject to the same restrictions as such shares of Restricted Stock.

(e) Liquidity Event. Upon the occurrence of a "Liquidity Event" (as hereinafter defined), the Committee may accelerate the vesting of Restricted Stock, in whole or in part, as set forth in the Restricted Stock Agreement.

For purposes of the Plan, a Liquidity Event shall be deemed to have occurred if:

(i) a firm commitment underwritten public offering of the Company's shares of the Common Stock shall be consummated;

(ii) the Company shall be merged or consolidated with another Person (as defined below), unless as a result of such merger or consolidation more than 50% of the outstanding voting securities of the surviving or resulting Person shall be owned in the aggregate by the shareholders of the Company (as of the time immediately prior to such transaction), any employee benefit plan of the Company, or its affiliates;

(iii) the Company shall sell substantially all of its assets to another Person that is not wholly owned by the Company, unless as a result of such sale more than 50% of such assets shall be owned in the aggregate by the shareholders of the Company (as of the time immediately prior to such transaction), any employee benefit plan of the Company or its affiliates; or

(iv) a Person shall acquire 50% or more of the outstanding voting securities of the Company (whether directly, indirectly, beneficially or of record), unless as a result of such acquisition more than 50% of the outstanding voting securities of the surviving or resulting corporation shall be owned in the aggregate by the shareholders of the Company (as of the time immediately prior to the first acquisition of such securities by such Person), any employee benefit plan of the Company or its affiliates.

For purposes of this Section 5(e), ownership of voting securities shall take into account and shall include ownership as determined by applying the provisions of Rule 13d-3(d)(I)(i) (as in effect on the date hereof) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, for such purposes, "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof; however, a Person shall not include (A) the Company or any of its subsidiaries; (B) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its subsidiaries; (C) an underwriter temporarily holding securities pursuant to an offering of such securities; or (D) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportion as their ownership of stock of the Company.

(f) Death or Disability.

The Committee, in its sole discretion, may determine to accelerate the vesting of Restricted Stock, in whole or in part, upon the death or Disability (as hereinafter defined) of a Grantee. For purposes of this Section 5(f), "Disability" means the failure of the Grantee, as a result of illness, physical or mental disability or other incapacity to perform services for the Company or any of its subsidiaries or affiliates for a period of 90 days, whether or not consecutive, during any 180 day period ("Disability").

6. Term of Plan

No Restricted Stock shall be granted pursuant to the Plan on or after the date which is ten years from the effective date of the Plan.

7. Capital Change of the Company

In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, or other change in corporate structure affecting the Common Stock ("Recapitalization Event"), the Committee shall make an appropriate and equitable adjustment in the number and kind of shares reserved for issuance under the Plan. Appropriate adjustments shall also be made in the case of outstanding Restricted Stock granted under the Plan.

8. Purchase for Investment

Unless the shares covered by the Plan have been registered under the Securities Act, or the Company has determined that such registration is unnecessary, each person receiving Restricted Stock under the Plan may be required by the Company to give a representation in writing in order for the Company to comply with an applicable exemption from the Securities Act, including, but not limited to, that he is acquiring the shares for his own account for investment and not with a view to, or for sale in connection with, the distribution of any part thereof.

9. Taxes

(a) The Company may make such provisions as it may deem appropriate, consistent with applicable law, in connection with any Restricted Stock granted under the Plan with respect to the withholding of any taxes (including income or employment taxes) or any other tax matters.

(b) If any Grantee, in connection with the acquisition of Restricted Stock, makes the election permitted under Section 83(b) of the United States Internal Revenue Code of 1986, as amended (the "Code"), (that is, an election to include in gross income in the year of transfer the amounts specified in Section 83(b)), such Grantee shall notify the Company prior to making such election with the Internal Revenue Service. The value of the Restricted Stock for the election and the amount of income to be recognized pursuant to such election shall be determined by the Company. The Grantee shall agree that the value of the Restricted Stock as determined by the Company shall be reflected on such election form.

10. Effective Date of Plan

The Plan shall be effective on October 15, 2003; provided, however, that the Plan shall be approved by majority vote of the Company's stockholders on or before December 31, 2003.

11. Amendment and Termination

The Board may amend, suspend, or terminate the Plan, except that no amendment shall be made that would impair the rights of any Grantee under any Restricted Stock theretofore granted without the Grantee's consent, and except that no amendment shall be made which, without the approval of the majority of the stockholders of the Company would:

(a) increase the number of shares that may be issued under the Plan, except as is provided in Section 7;

(b) increase the benefits accruing to the Grantees under the Plan; or

(c) modify the requirements as to eligibility for participation in the Plan.

12. Government Regulations

The Plan, and the grant of Restricted Stock hereunder, and the obligation of the Company to sell and deliver shares under such Restricted Stock agreements shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies, national securities exchanges and interdealer quotation systems as may be required.

13. General Provisions

(a) Certificates. All certificates for shares of the Common Stock delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, or other securities commission having jurisdiction, any applicable Federal or state securities law, any stock exchange or interdealer quotation system upon which the Common Stock is then listed or traded and the Committee may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions.

(b) Employment Matters. The adoption of the Plan shall not confer upon any Grantee of the Company or any subsidiary or any affiliate thereof any right to continued employment or, in the case of a Grantee who is a director or a consultant, continued service as a director or a consultant, with the Company or any subsidiary or affiliate thereof, as the case may be, nor shall it interfere in any way with the right of the Company or any subsidiary or affiliate thereof to terminate the employment of any of its employees, the service of any of its directors or the retention of any of its consultants or advisors at any time.

(c) Limitation of Liability. No member of the Board or the Committee, or any officer or employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.

(d) Non-transferability. Shares of Restricted Stock granted hereunder are not transferable except as permitted under Section 5(d) hereof. The Committee, in its sole discretion, may permit a transfer of shares of Restricted Stock to (i) a trust for the benefit of the Grantee or (ii) a member of the Grantee's immediate family (or a trust for his or her benefit). Any attempt to transfer, assign, pledge or otherwise dispose of, or to subject to execution, attachment or similar process, any Restricted Stock contrary to the provisions hereof shall be void and ineffective and shall give no right to the purported transferee.

Profound Beauty Inc.

EXHIBIT 7

Form of Restricted Stock Agreement

Grant No.: ___

PROFOUND BEAUTY INC.
2003 RESTRICTED STOCK PLAN

RESTRICTED STOCK AGREEMENT

This RESTRICTED STOCK AGREEMENT (this "Restricted Stock Agreement") is made by and between Profound Beauty Inc., a New York corporation (the "Company"), and ___________________ (the "Grantee"), and is dated as of the date set forth immediately above the signatures below.

1. Grant of Restricted Stock. The Company hereby grants to the Grantee, pursuant to the Company's 2003 Restricted Stock Plan (the "Plan"), a restricted stock award of ______________(####) shares (the "Restricted Stock") of common stock, $0.001 par value per share, of the Company ("Common Stock"), subject to the terms and conditions of this Restricted Stock Agreement. This grant is also subject to, in all respects, each applicable provision of the Plan, and the Grantee agrees to be bound by all the terms, provisions, conditions and limitations of the Plan. This grant is intended to comply with the provisions of Rule 701 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). All capitalized terms used in this Restricted Stock Agreement that are not defined shall have the meanings ascribed to them in the Plan.

2. Custody of Restricted Stock. Upon satisfaction of the vesting conditions set forth in Paragraph 4 and the restrictions on transferability set forth in this Paragraph 2, the Company shall deliver to the Grantee a certificate or certificates for such number of shares of Restricted Stock as are then required to be delivered under this Restricted Stock Agreement. Prior to the last date of vesting as set forth on Schedule A to this Restricted Stock Agreement (a copy of which is attached hereto and made a part hereof) or the occurrence of a Liquidity Event, the Restricted Stock shall not be transferable and shall be held by the Company until such time as the applicable transfer restrictions have expired or otherwise lapsed.

3. Risk of Forfeiture. Should the Grantee's employment (defined below) with Company or any subsidiary or affiliate thereof terminate prior to any of the vesting dates set forth in Paragraph 4, the Grantee shall forfeit all of his or her rights to receive any shares of Restricted Stock that would have vested on such dates and any dividends or other distributions thereon.

4. Vesting Dates. Except as provided in Paragraph 5 below, the shares of Restricted Stock subject to this Restricted Stock Agreement shall vest in accordance with the provisions set forth on Schedule A. Notwithstanding anything to the contrary contained in this Agreement and/or in the Plan, the Committee's determination, in good faith, with respect to the vesting of the Grantee's Restricted Stock (as set forth on Schedule A), including but not limited to the vesting on a particular date of the Grantee's Restricted Stock, shall be conclusive and determinative, and may not be challenged by the Grantee.

5. Termination of Employment. If the Grantee voluntarily terminates his or her employment (defined below) or such employment is terminated involuntarily (including death or Disability), then the Grantee shall forfeit the right to receive any shares of Restricted Stock that have not already vested pursuant to Paragraph 4. For purposes of this Restricted Stock Agreement, "employment" means employment by the Company or a subsidiary or affiliate thereof or service thereto as a director or consultant. In this regard, neither the transfer of the Grantee from employment by the Company to employment by a subsidiary or an affiliate, nor the transfer of the Grantee from employment by a subsidiary or an affiliate to employment by the Company shall be deemed to be a termination of employment of the Grantee. Moreover, the employment of the Grantee shall not be deemed to have been terminated because of the absence from active employment on account of temporary illness or during authorized vacation or during temporary leaves of absence from active employment granted by the Company or a subsidiary for reasons of professional advancement, education, health, or government service, or during military leave for any period if the Grantee returns to active employment within 90 days after the termination of military leave, or during any period required to be treated as a leave of absence by virtue of any valid law or agreement. The Committee's determination, in good faith, of whether a termination of employment of any type or Disability has occurred shall be conclusive and determinative.

6. Ownership Rights. Subject to the restrictions set forth herein and subject to Paragraph 8, the Grantee is entitled to all voting rights applicable to the Restricted Stock. The Grantee shall be entitled to receive any dividends or other distributions that may be paid on the Restricted Stock.

7. Reorganization of Company. The existence of this Restricted Stock Agreement shall not, in any way, affect the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or business, any merger or consolidation of the Company, any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting the Restricted Stock or the rights thereof, the dissolution or liquidation of the Company, any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

8. Adjustment of Shares. In the event of a Recapitalization Event, then for all purposes referenced herein to Common Stock or Restricted Stock shall include all securities or other property (other than cash) that holders of Common Stock of the Company are entitled to receive in respect of such Common Stock by reason of each successive Recapitalization Event, which securities or other property (other than cash) shall be treated in the same manner and be subject to the same restrictions as the underlying Restricted Stock.

9. Certain Restrictions. By accepting the Restricted Stock, the Grantee agrees that if at the time of delivery of certificates for shares of Restricted Stock issued hereunder any sale of such shares is not covered by an effective registration statement filed under the Securities Act, the Grantee will acquire the Restricted Stock for the Grantee's own account and without a view to resale or distribution in violation of the Securities Act or any other securities law. The Grantee will enter into such written representations, warranties and agreements as the Company

may reasonably request in order to comply with the Securities Act or any other securities law or with this Restricted Stock Agreement.

10. Nontransferability of Award. This award of Restricted Stock is not transferable, other than by will, the laws of descent and distribution or by a qualified domestic relations order. Shares of Restricted Stock that have vested pursuant to Paragraph 4 shall become transferable upon the earlier of the last date of vesting as set forth on Schedule A or the occurrence of a Liquidity Event. No right or benefit hereunder shall in any manner cause the Company to be liable for or subject to any debts, contracts, liabilities or torts of the Grantee. Notwithstanding the foregoing, the Committee, in its sole discretion, may permit a transfer of Restricted Stock for which an election under Section 83(b) of the Code has been made to (i) a trust for the benefit of the Grantee or (ii) a member of the Grantee's immediate family (or a trust for his or her benefit). Any attempt to transfer, assign, pledge or otherwise dispose of, or to subject to execution, attachment or similar process, any Restricted Stock contrary to the provisions hereof and to the provisions of the Plan shall be void and ineffective and shall give no right to the purported transferee.

11. Amendment and Termination. No amendment or termination of this Restricted Stock Agreement which would impair the rights of the Grantee shall be made by the Board or the Committee, absent the prior written consent of the Grantee. No amendment or termination of the Plan will adversely affect the right, title and interest of the Grantee under this Restricted Stock Agreement or to the Restricted Stock granted hereunder without the Grantee's prior written consent.

12. No Guarantee of Employment. This Restricted Stock Agreement shall not confer upon the Grantee any right with respect to the continuance of employment or other service(s) with the Company or any subsidiary or affiliate thereof, nor shall it interfere in any way with any right the Company or any subsidiary or affiliate would otherwise have to terminate the Grantee's employment or other service(s) at any time.

13. Taxes. The Grantee understands that he or she (and not the Company) shall be responsible for any tax obligation that may arise as a result of the transactions contemplated by this Restricted Stock Agreement, and shall pay to the Company the amount determined by the Company to be such tax obligation at the time such tax obligation arises. If the Grantee fails to make such payment, the number of shares necessary to satisfy the tax obligations shall be forfeited. In the case of a Grantee who makes an election under Section 83(b) of the Code, such taxes shall be paid to the Company within 30 days after the date of this Agreement. The Grantee shall reflect the value of the Restricted Stock as determined by the Company on such election form.

THE GRANTEE ACKNOWLEDGES THAT IT IS THE GRANTEE'S SOLE RESPONSIBILITY AND NOT THE COMPANY'S TO FILE TIMELY THE ELECTION UNDER SECTION 83(b) OF THE CODE, IN THE EVENT THAT THE GRANTEE DESIRES TO MAKE THE ELECTION.

14. No Guarantee of Tax Consequences. Neither the Company, any subsidiary or affiliate thereof nor the Committee makes any commitment or guarantee that any federal or state

tax treatment will apply or be available to any person eligible for benefits under this Restricted Stock Agreement.

15. Severability. In the event that any provision of this Restricted Stock Agreement is held to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable, and this Restricted Stock Agreement shall be construed and enforced as if the illegal, invalid, or unenforceable provision had never been included herein.

16. Notices. All notices, requests or other communications provided for in this Restricted Stock Agreement shall be made in writing either (a) by actual delivery to the party entitled thereto, or (b) by mailing in the United States mails to the address of the party entitled thereto as set forth below, via certified or registered mail, return receipt requested. The notice shall be deemed to be received in the case of delivery, on the date of its actual receipt by the party entitled thereto, and in the case of mailing, five days following the date of such mailing. Any notice mailed to the Company shall be addressed to the Restricted Stock Committee of the Company at Profound Beauty Inc., 32-02 Queens Blvd., Long Island City, New York 11101 with a copy to Olshan Grundman Frome Rosenzweig & Wolosky LLP, 505 Park Avenue, New York, New York 10022 (Attention: Steven Wolosky). Any notice mailed to the Grantee shall be addressed to the Grantee at his or her address as is reflected in the personnel records of the Company or any subsidiary of affiliate thereof. Either party hereto may designate a different address for notices other than the one provided herein by notice to the other.

17. Governing Law. The Restricted Stock Agreement shall be governed by, and interpreted in accordance with, the laws of the State of New York without regard to its principles of conflict of laws.

18. Submission to Jurisdiction. Each of the Company and the Grantee hereby (a) agrees that any action with respect to this Restricted Stock Agreement may be brought only in the courts of the State of New York or of the United States of America for the Southern District of New York, (b) accepts for itself and in respect of its property, generally and unconditionally, the exclusive jurisdiction of such courts, (c) irrevocably waives any objection, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any action in those jurisdictions, and (d) irrevocably consents to the service of process of any of the courts referred to above in any action by the mailing of copies of the process to the parties hereto as provided in paragraph 16. Service effected as provided in this manner will become effective five calendar days after the mailing of the process.

19. Miscellaneous Provisions.

(a) Not a Contract of Employment; No Acquired Rights. The adoption and maintenance of the Plan shall not be deemed to be a contract of employment between the Company or any of its subsidiaries or affiliates and any person. Receipt of an award under the Plan at any given time shall not be deemed to create the right to receive in the future an award under the Plan, or any other incentive awards granted to an employee of the Company or any of its subsidiaries or affiliates.

(b) Not a Part of Salary. The grant of an award under the Plan is not intended to be a part of the salary or consulting fee of the Grantee.

(c) Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter contained herein and supersedes all prior oral or written agreements between the parties hereto.

(d) Electronic Delivery and Signatures. The Grantee hereby consents and agrees to electronic delivery of any Plan or related documents. If the Company establishes procedures for an electronic signature system for delivery and acceptance of Plan documents (including documents relating to any programs adopted under the Plan), the Grantee hereby consents to such procedures and agrees that his or her electronic signature is the same as, and shall have the same force and effect as, his or her manual signature. The Grantee consents and agrees that any such procedures and delivery may be effected by a third party engaged by the Company to provide administrative services related to the Plan, including any program adopted under the Plan.

[Remainder of the page is left intentionally blank.]

[SIGNATURE PAGE OF THE 2003 RESTRICTED STOCK AGREEMENT]

IN WITNESS WHEREOF, the parties have entered into this Restricted Stock Agreement as of the ___ day of ____________, _______.

"COMPANY"

Profound Beauty Inc.

By Order of the Committee

By:______________________________
Name:
Title:

"GRANTEE"

____
Name:

SCHEDULE A
Attached

EXHIBIT 8

Form of the Salon Supply Agreement

PROFOUND™ Salon Supply Agreement

This Supply Agreement (the "Agreement") made as of __________ 20__, between ______________, [a __________ (state, type of entity),] with its principal place of business at ________________________________ (the "Salon") and Profound Beauty Inc., a New York corporation, with its administrative offices at 32-02 Queens Blvd., Long Island City, NY, 11101 ("Profound").

WHEREAS, Profound desires to sell Profound Products (as later defined herein) to the Salon and the Salon desires to purchase such Profound Products from Profound and resell them to its Clients (as later defined herein).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements of the parties contained herein, Profound and the Salon hereby agree as follows:

I. *Definitions*

A. "Clients" shall mean the end-users or buyers of either Profound Products or salon services sold by the Salon.

B. "Effective Date" shall mean the date noted in the opening paragraph of this Agreement.

C. "Profound Products" shall mean products carrying Profound's trademark, which may also include other trademarks, and which will be sold to the Salon by Profound and which the Salon desires to purchase and resell to its Clients as listed in the attached Exhibit A, which may be amended by Profound from time to time, at its sole discretion.

D. "Salon Development Manager" or "SDM" shall mean an employee, consultant or representative of Profound responsible for Salon sales, education and business development.

E. "Suggested Retail Prices" shall mean the list of retail prices for the Profound Products suggested by Profound as listed in the attached Exhibit A, which may be amended by Profound from time to time, at its sole discretion.

F. "Trademarks" shall mean Profound's registered, pending, or common law trademarks, copyrights, patents and domain names, including but not limited to those listed on Exhibit B, which may be amended by Profound from time to time, at its sole discretion.

G. "Wholesale Prices" shall mean the purchase prices for the Profound Products respectively charged to the Salon by Profound, as listed in the attached Exhibit A, which may be amended by Profound from time to time, at its sole discretion.

II. *Authorized Profound Salon*

Provided that the Salon continues to comply with the provisions of the Agreement, the Agreement shall remain in effect, and the Salon shall be an "Authorized Profound Salon" unless and until this Agreement is terminated by the terms herein.

III. *Diversion*

All Profound Products purchased or otherwise acquired by the Salon shall either be used in connection with providing salon services or sold to Clients by the Salon. The Salon shall not sell Profound Products to those who may engage in the resale of such products. The Salon shall use its best efforts to prevent its Clients from engaging in the redistribution or resale of Profound Products and to avoid selling such products to those who are likely to so distribute or resell. Should Profound Products from the Salon be found for sale at any other outlet, the Salon shall pay all costs associated with removal of such products from said outlet, the Salon shall pay Profound damages equal to 10 times the full suggested retail value of such goods, and this Agreement shall be immediately terminated.

IV. *Internet Policy*

On-line (eCommerce) selling of Profound Products by the Salon is not permitted at this time. However, promoting the Profound Products on the Internet is encouraged. Links between Profound's web site (when available) and the Salon's web site shall be permitted and encouraged, subject to such links being approved by Profound. In no event shall the Salon use any of the Trademarks as part of its name or as any part of a url except as otherwise approved in advance in writing by Profound, which approval it may grant or withhold in its sole discretion.

V. *Product Representation*

The Salon shall stock and display all Profound Products available at retail as well as a complete backbar offering. Profound Products cannot be positioned in any non-Profound display and/or advertisement and cannot be packaged with any non-Profound Products. Profound shall supply necessary display, merchandising and point-of-sale ("POS") materials at its own cost and discretion. Only Profound Products may be displayed in Profound-supplied displays. Profound Products shall be displayed by the Salon separately and apart from other products for maximum exposure. The Salon agrees to arrange Profound Products in Profound displays according to schematics provided by Profound.

The Salon will use its best efforts to represent Profound in the most significant Salon placement both at retail and at the backbar, and with the highest level of professionalism, staff focus and marketing representation in order to achieve joint goals and objectives of the Salon and Profound.

The prior two paragraphs constitute a material part of this Agreement, and any breach of these paragraphs shall give Profound the right to terminate this Agreement immediately.

VI. *Liability*

If Profound Products either on hand in the Salon or in transit to the Salon (collectively the "Salon's Inventory") are damaged by fire, flood, etc., then the Salon agrees not to use or sell such damaged products to any third party without Profound's prior written permission. The Salon shall be financially responsible for the Salon's Inventory from the time such inventory leaves Profound's warehouse (i.e., FOB Profound's warehouse). Profound shall not be financially responsible for the Salon's Inventory. Without limitation, Profound shall have no liability for any other use of Profound Products by the Salon, by its personnel or by its Clients other than the intended use as described in educational materials, labeling or other forms of information provided by Profound.

VII. *Multiple Premises*

Each Salon location owned or controlled by the Salon must be individually selected and authorized by Profound to purchase, maintain inventories of and sell Profound Products. Profound Products may not be transshipped by the Salon between such locations without Profound's prior written permission.

VIII. *Change of Salon Ownership and/or Financial Condition*

If the ownership of the Salon changes directly or indirectly by more than 50% in the aggregate or if there is a material adverse change in the financial condition of the Salon, then Profound shall have the right to assess such events and situations and to amend or terminate this Agreement immediately upon written notice to the Salon.

IX. *Advertising and Trademarks*

Except as expressly set forth herein, the Salon must have prior written permission from Profound (a) to use the Trademarks for advertising or otherwise and (b) to issue any press releases associated with or that mention Profound or the Trademarks. Rights to all Trademarks, images, pictures, posters and other materials are owned by Profound, and can only be used in a manner intended and approved (in advance and in writing) by Profound. When so approved, such usage by the Salon shall include all required legal notices as advised by Profound. This Agreement is not in any way a license granted to the Salon to use such Trademarks. Usage of the Profound logo and Internet address on the Salon's web site must comply in all respects with this paragraph. All such uses shall inure to the benefit of Profound. The Salon does not and shall not acquire any rights to the Trademarks, as a result of its use hereunder or otherwise.

The Salon shall not dilute, adulterate or repackage any of the Profound Products and will not obliterate or in any way deface any markings on such products.

The Salon acknowledges the ownership of the Trademarks by Profound, agrees that it will do nothing inconsistent with such ownership, and that all use of the Trademarks by the Salon and all good will developed therefrom shall inure to the benefit of and be on behalf of Profound. The Salon agrees that nothing in this Agreement shall give the Salon any right, title, or interest in the Trademarks other than the right to use the Trademarks in accordance with this Agreement and the Salon agrees that it will not attack the title of Profound to the Trademarks, the validity of the Trademarks, any rights of Profound that may have arisen from this Agreement, or the validity of this Agreement.

The Salon represents and warrants that is owns or otherwise has the rights to use all names and trademarks of the Salon, and that such use does not infringe upon the rights of any third party.

The copyright in all advertising created by the Salon related to the Profound Products shall be jointly owned by the Salon and Profound.

X. *Sales, Purchase and Salon Benefits Plans*

The parties shall develop a plan (the "Plan") which shall specify planned Salon purchases and sales by month for the next twelve (12) months as well as the level of benefits the Salon shall earn ("Salon Benefits"), which shall be dependent on the levels of actual Salon purchases and sales. The Plan shall be agreed upon by both parties and amended not less frequently than annually based on planned growth in Salon sales. The first of these Plans shall be attached to this Agreement as Exhibit C as an amendment within 90 days after the first shipment.

XI. *Purchasing / Ordering / Terms*

The Salon will stock, promote and maintain sufficient inventories of the Profound Products to support the Salon's sales requirements, coinciding with the Plan, such that reorders should not be required more frequently than monthly. In consideration of the complexities associated with the custom-labeling of the Profound Products by Profound, Profound and the Salons will agree upon a three day time period each month within which the Salon may reorder the Profound Products.

All payments by the Salon to Profound shall be made by MasterCard, Visa or American Express credit cards. The timing with which the Salon's credit card shall be charged shall be specified on each sales order. Profound may charge the Salon's credit card up to 25% of the total wholesale value of the sales order before freight and sales tax (the "Preliminary Total Order Amount") just prior to customized labels being printed and applied to the Profound Products, which amount shall be non-refundable. The balance of the Preliminary Total Order Amount shall be charged on the day the order is shipped.

Goods shall be owned by the Salon while in transit. Profound shall assist the Salon in resolving claims with carriers in regard to Profound Products lost or damaged during shipment. Profound will suspend amounts due for Profound Products lost or damaged during shipment until the claims are resolved and shall expeditiously ship replacement products which shall be invoiced to the Salon at Wholesale Prices when shipped.

Orders for goods shall be subject to approval by Profound.

Each order shall either have a minimum wholesale value of $500.00 or be subject to a handling charge of $35.00 if the wholesale value is $250.00 or more, or $50.00 if the wholesale value is below $250.00.

Payment terms shall be as specified above unless they are otherwise stated on the sales order.

XII. *Insufficient Funds*

Should any payment made by the Salon be returned or charged back to Profound by any financial institution, the greater of a $25 fee or five percent (5%) of the sales order shall be charged to the Salon's account.

XIII. *Shipping*

Freight charges will be included on the invoice for each shipment made to the Salon and shall be the financial responsibility of the Salon.

XIV. *Acceptance of Goods by the Salon*

The Salon shall examine each shipment promptly upon receipt and must notify Profound's customer service department within three (3) business days (via email or facsimile) of any quantity deemed unacceptable or inconsistent with the sales order along with related explanation (the "Claim").

Items not accepted by the Salon due to damages in manufacturing defect(s), or shipments of wrong items or quantities shall, at Profound's discretion and direction, either be returned to Profound or inspected by the SDM at the Salon. Within three (3) business days of Profound's receipt of the Claim, Profound shall instruct the Salon whether the goods should be returned or await inspection. Any item not returned within fourteen (14) days after such request by Profound or the failure of the Salon to make the goods available for inspection by the SDM within ninety (90) days from the date the Claim is received by Profound shall be deemed accepted by the Salon.

While the Claim is being investigated, charges for the Claim shall be suspended pending the outcome of the investigation. Once the investigation is resolved, credit may be issued to the Salon for the wholesale value of such goods at Profound's discretion based on its assessment of the condition of the products, the causes of any damages, and/or verification that an improper shipment has occurred.

XV. *Custom-labeled Goods*

The parties acknowledge that some of the Profound Products are to be labeled at the specific request, insistence and behest of the Salon, and in accordance with information furnished to Profound by the Salon. The Salon acknowledges that it has freely selected Profound only for the purpose of manufacturing the Profound Products and that it has not relied on any representations of Profound, Profound's agents or employees or any other party. The Salon acknowledges that the custom-labeled Profound Products are unique and labeled for the Salon and only for the Salon, and that other than the Salon, there is no market or other potential purchaser for the Profound Products as custom-labeled.

Custom-labeling information for Profound Products ordered by the Salon shall be submitted by the Salon to Profound, and shall be subject to Profound's written approval.

XVI. *Returns and Adjustments*

Profound guarantees the performance and quality of its products, subject to the limitations set forth in this paragraph. Provided that the Salon properly made a Diagnosis (defined below in Paragraph XVII.) for the Clients, Profound Products returned by such Clients to the Salon for reasons of dissatisfaction with quality or performance, which the Salon wishes to return to Profound for credit ("Client Returns"), shall be assessed by the SDM not less frequently than quarterly. If such products are deemed eligible for credit by the SDM, they generally shall not be physically returned to Profound, but rather, they shall be destroyed on the premises or otherwise, and the Salon's account shall be credited for the approved value at Wholesale Prices in effect at the time such products were originally purchased by the Salon. Under no circumstances whatsoever shall calendar year credits for such Client Returns amount to more than 1% of calendar year purchases by the Salon.

Goods damaged in the Salon shall not qualify for credit.

Credit for returns of overstocks shall be entirely at Profound's sole discretion, and if authorized, in consideration of the product custom-labeling, a 25% restocking charge shall be charged to the Salon and the Salon shall pay the related freight. Full credit shall be issued for any recalls or products returned at the demand of Profound, as long as the Salon cooperates with such recalls or returns. Such items shall not be subject to a restocking charge.

XVII. *Professional Staff & Training*

Profound will train the Salon's "Staff" (defined below) in order to enable the Staff to offer professional advice about the Profound Products and to present them as important elements of the Salon's activities. Certain members of the Salon's Staff may be designated "Experts" (as defined below).

"Staff" shall mean the professionals involved in the backbar, cutting, styling, coloring, and/or retail sales activities in the Salon. "Experts" shall mean members of the Staff jointly designated by Profound and the Salon owner(s) and trained to promote the continuing education of the Staff in the "Diagnosis" (defined below) as well as in the application and selling of the Profound Products. "Diagnosis" shall mean the process by which the Staff analyzes a Client's scalp and hair needs and recommends the appropriate Profound Products.

The Salon agrees to make its Staff available for one half day of training at the Salon, prior to any Profound Products being sold by the Salon, on a date to be mutually agreed to by Profound and the Salon. The Salon shall be closed to Clients during such training. Each party shall be responsible for its own costs and expenses associated with the training.

After the initial one-half day of training the Salon shall be responsible for the training of its Staff in order to enable the Staff to offer professional advice about Profound Products and to present them as important elements of the Salon's activities.

For clarity, the parties acknowledge and agree that such training shall not include any disclosure about confidential or proprietary methods or formulas, except as Profound may decide in its sole discretion.

XVIII. *Client Diagnostic Service*

The Staff shall conduct a free Diagnosis for each Client on each visit to offer professional evaluation and advice and to recommend a personalized beauty program which includes in-salon hair cleansing, conditioning, treatment and styling as well as an at-home maintenance program using the Profound Products.

XIX. *Salon Reporting*

Within five (5) days after the end of each calendar month, the Salon shall provide Profound with (a) the monthly retail sales data of Profound Products by item and (b) the inventory on hand for each Profound Product as of the end of that month. The Salon will notify the SDM of additions to and terminations from its Staff within seven (7) days of any such occurrence. The Salon shall report anyone who attempts to buy Profound Products for any purpose other than for personal use.

XX. *Term and Termination*

A. This Agreement shall remain in effect from the Effective Date until either party gives thirty (30) days written notice to the other party.

B. If either party hereto breaches in any respect the performance of any obligation specified herein, the other party shall have the right, in addition to any other rights or remedies it may have hereunder or at law or in equity, to so notify the party in breach thereof in writing specifying the nature of such breach. If such breach is not remedied within thirty (30) days from the date of receipt of such written notice, then the other party shall have the right, in addition to any other rights or remedies it may have hereunder or at law or in equity, to terminate this Agreement immediately upon written notice.

C. Profound may terminate this Agreement upon ten (10) days written notice if the Salon rejects an amendment to this Agreement presented by Profound.

D. Profound may terminate this Agreement immediately upon written notice if the Salon initiates any bankruptcy, insolvency, receivership or similar proceedings, or without notice if the Salon fails to have dismissed, within sixty (60) days, any such proceedings initiated against it.

E. Paragraphs IX, XXIV, XXVIII and XXIX hereof shall indefinitely survive termination of this Agreement.

XXI. *Consequences of Termination*

Upon termination of this Agreement for any reason: The Salon shall cease selling Profound Products on the termination date. If Profound terminates this Agreement, Profound may, at its sole discretion, repurchase all Profound Products in the Salon's Inventory which are in saleable condition at Wholesale Price(s) less a 25% restocking fee and less the related freight to ship back to Profound or to a location directed by Profound. Payments will be by check, subject to offset by any balance owed to Profound by the Salon. Profound may exercise its repurchase option by sending the Salon written notice any time within fifteen (15) days after termination is effective. Notice shall specify (1) the date of the repurchase, which shall not be later than 10 days after such notice is given, (2) the location for delivery of the repurchased merchandise and (3) shipping instructions. Profound may at its option repossess any equipment and display fixtures provided by Profound or containing its Trademarks or the Profound logo. The Salon shall remove all signs, notices, POS materials and displays referring to the Profound Products. The Salon shall cease representing itself as an Authorized Profound Salon. Profound may upon reasonable written notice to the Salon enter the Salon's premises to secure compliance with the provisions of this paragraph. Any Profound Products not repurchased by Profound and not sold by the termination date, shall be destroyed by the Salon, at its sole expense.

XXII. *Assignment*

Except as otherwise provided herein, the Salon shall neither assign, nor in any other way transfer this Agreement or any right or obligation hereunder, whether by operation of law or otherwise, without Profound's prior written consent. Any such purported assignment or transfer shall be null and void and of no force or effect without such written consent.

XXIII. *Notices*

All notices and consents required to be provided hereunder shall be in writing and be provided: by hand; by prepaid certified mail (return receipt requested); by facsimile confirmed by prepaid certified mail (return receipt requested); or by recognized overnight courier service, addressed to the intended recipient as follows:

If to Profound:
Profound Beauty Inc.
Administrative Office
32-02 Queens Blvd.
Long Island City, NY 11101
Attention: Howard Friedensohn, Chief Operating Officer
Fax: (800) 430-5467

If to Salon:
Legal Entity Name:______________________________
Street Address:______________________________
City, ST Zip:______________________________
Attention (Name, Title):______________________________
Fax: ( ) ____-_____

or to such other address as either party may from time to time designate in writing to the other.

XXIV. *Compliance with Laws; Governing Law; Arbitration; Severability; Injunctive relief*

Each party shall comply with all applicable statutes, judgments, decrees, laws, ordinances, rules, regulations, requirements, writs, injunctions and/or orders of any governmental entity relating to all operations conducted by that party in connection with this Agreement.

The validity, interpretation and enforcement of this Agreement and the legal relations of the parties shall be governed by the laws of the United States and the State of New York, without regard to its conflicts of laws provisions.

The parties agree to make a diligent, good faith attempt to resolve all disputes that arise from or relate to this Agreement by negotiation as provided in this paragraph. Either party may, upon written notice to the other, call an initial meeting to resolve any such dispute, such initial meeting to be held at the principal office of the party to which such notice is provided at a time mutually agreeable to the parties but, in any event, within ten (10) days after the date of such notice. Each initial meeting shall be attended by a representative of each party who shall be directly involved in the day-to-day administration of his or her respective party's performance under this Agreement, and shall have the authority, and shall attempt in good faith, to resolve the dispute. If said representatives are unable to promptly so resolve the dispute, the dispute shall be referred to an officer of each party having a title and authority at least equal to that of the person signing this Agreement who shall attempt, in good faith, to resolve the dispute. If, within thirty (30) days after the date of the initial written notice from one party to the other requesting negotiation, the parties remain unable to resolve such a dispute and the amount of the dispute is greater than $25,000, either party may immediately thereafter submit such dispute to final and binding arbitration, by a single arbitrator, with such arbitrator to be mutually chosen and agreed to by the parties, and with such arbitration to be administered by the American Arbitration Association (the "AAA") in accordance with the Expedited Procedures of its Commercial Arbitration Rules at the offices of AAA in New York City, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

If the amount of the dispute is less than $25,000 each party hereby (a) agrees that any action with respect to this Agreement shall be brought only in the courts of the State of New York, in New York County, (b) accepts for itself and in respect of its property, generally and unconditionally, the exclusive jurisdiction of such courts, (c) irrevocably waives any objection, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any action in the aforementioned jurisdiction, and (d) irrevocably consents to the service of process of any of the courts referred to above in any action by the mailing of copies of the process to the parties hereto as provided in paragraph XXIII. Service effected as provided in this manner will become effective five calendar days after the mailing of the process.

If any provision of this Agreement is held to be invalid, void, or unenforceable by a court of competent jurisdiction, the remainder of the provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated, and such invalid, void or unenforceable provision shall be replaced by the parties by a provision which most closely reflects the intent of the parties hereto.

The Salon acknowledges and agrees that any breach or threatened breach of the provisions of this Agreement may cause immediate and irreparable harm and damage to Profound for which it has no adequate remedy at law. Accordingly, in the event of any such breach or threatened breach, Profound shall have the right, in addition to all other remedies available at law or in equity, and notwithstanding the arbitration provision set forth above, to seek and obtain injunctive relief from any court of competent jurisdiction, an order compelling specific performance of this Agreement or other equitable relief to prevent, enjoin or remedy the conduct constituting the breach or threatened breach.

XXV. *Force Majeure*

Neither party shall be liable for delay or failure to perform in whole or in part any provision of this Agreement by reason of contingencies beyond its reasonable control, including, but not limited to, acts of God or other events of force majeure. The party so affected shall promptly provide written notice to the other party whenever such contingency or other act becomes reasonably foreseeable, and the affected party shall use its reasonable efforts to overcome the effects of such contingency as promptly as possible, and shall promptly provide written notice to the other party of the cessation of such contingency. Neither party, however, shall be required to resolve a strike, lockout or other labor problem in a manner which it, in its sole discretion, does not deem proper and advisable.

XXVI. *Relationship between the Parties*

Nothing in this Agreement is intended or shall be construed to create or establish an agency, partnership, franchise/franchisee or joint venture relationship between the parties hereto. It is understood and agreed that neither party is authorized to create any obligation or responsibility, express or implied, on behalf, or in the name of the other, or to bind the other in any manner whatsoever.

XXVII. *Entire Agreement and Amendments; Waiver; Captions*

This Agreement shall constitute the entire agreement and understanding between the parties with respect to the subject matter hereof and supersede all prior agreements, written or oral, between the parties concerning such subject matter. Profound may amend this Agreement with thirty (30) days written notice to the Salon (via email with delivery and read confirmation, facsimile or certified mail). The Salon shall then have seven (7) days to similarly notify Profound of its acceptance or rejection of such amendment(s). If the Salon rejects such amendment(s), this Agreement shall terminate per the provisions of paragraph XX. C., ten (10) days following the date the Salon notifies Profound of such rejection. Failure by the Salon to respond to an amendment presented by Profound within seven (7) days shall constitute acceptance of such amendment by the Salon.

This Agreement may not otherwise be changed or modified except in writing signed by a duly authorized representative of each party. Amendments shall become effective on the date(s) specified in each amendment respectively.

No failure of either party to enforce any provision hereof shall constitute a waiver by that party of its right subsequently to enforce the same or any other provision hereof. No waiver of any provision of this Agreement shall be effective unless in writing signed by the party claimed to have waived such provision.

The captions used herein are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

XXVIII. *Confidentiality/Disparaging Remarks*

Each party hereby agrees to keep this Agreement, and all discussions, negotiations and terms of this Agreement strictly confidential. Additionally, the Salon shall not communicate or divulge to any third party, any information that is designated by Profound, orally or in writing, as "Confidential."

The parties hereby agree not to make any disparaging and/or negative remarks regarding the other party to any third party or organizations.

XXIX. *Indemnity*

Profound agrees to defend and indemnify the Salon against all costs, expenses and losses (including reasonable attorneys' fees and costs) incurred in any suit, claim or proceeding brought against the Salon by a third party alleging that the Trademarks infringe the rights of such third party.

The Salon agrees to defend and indemnify Profound its officers, directors, agents, and employees, against all costs, expenses and losses (including reasonable attorneys' fees and costs) incurred in any suit, claim or proceeding brought against Profound or its subsidiaries or affiliates based on the sale and use of the Profound Products by the Salon not in accordance with the instructions for use of each Profound Product.

Whether indemnitor or indemnitee hereunder, Profound shall have the right to retain counsel of its own choosing.

Each party shall indemnify and defend the other against all claims, suits, losses, expenses, and liabilities (including reasonable attorneys' fees) for bodily injury, personal injury, death and tangible property damage as a result of the negligence, intentional wrongful acts or omissions, or misrepresentations of the indemnifying party.

Regardless of any provision the contrary contained in this agreement, under no circumstances shall Profound be liable to the salon for any direct, indirect, consequential, incidental, special or punitive damages arising out of or in connection with this agreement or the Profound Products, even if Profound has been advised of the possibility of such damages. In addition, under no circumstances shall Profound have any liability whatsoever for any claim arising from or relating to this agreement or its performance in excess of the total the Salon has paid to it during the six (6) months immediately preceding the filing of such claim.

XXX. *Acceptance*

The Salon hereby applies to become an Authorized Profound Salon and agrees to comply with all of the provisions of this Agreement. Such status shall become effective upon acceptance by Profound as indicated by signature on the signature page of this Agreement by an authorized Profound representative.

This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original for all purposes, and together shall constitute one and the same document. Facsimile signatures shall be relied on as original signatures in all respects.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized signatories as of the Effective Date.

Salon: ______________ (print name of legal entity)	**Profound Beauty Inc.:**
Name of Salon: ______________ (print name of salon)	
By: ______________ (signature)	By: ______________ (signature)
Name: ______________ (print name of authorized signatory)	Name: ______________ (print name of authorized signatory)
Title: ______________ (print title of authorized signatory)	Title: ______________ (print title of authorized signatory)

Attachments:

Exhibit A – Profound Products, Suggested Retail Prices and Wholesale Prices

Exhibit B – Trademarks

Exhibit C – The Plan

Exhibit A – Profound Products, Suggested Retail Prices and Wholesale Prices 12/29/2003

Item #	Description	Wholesale	Suggested Retail Price
PF10034	32 oz Backbar Shampoo (100/0)	$14.50	Not for resale
PF10035	32 oz Backbar Shampoo (90/10)	$14.50	Not for resale
PF10036	32 oz Bacbar Shampoo (80/20)	$14.50	Not for resale
PF10037	32 oz Backbar Shampoo (60/40)	$14.50	Not for resale
PF10038	32 oz Backbar Conditioner (40/60)	$14.50	Not for resale
PF10039	32 oz Backbar Conditioner (10/90)	$14.50	Not for resale
PF10040	32 oz Backbar Conditioner (20/80)	$14.50	Not for resale
PF10041	32 oz Backbar Conditioner (40/60)	$14.50	Not for resale
PF10042	32 oz Backbar Instill	$18.00	Not for resale
PF10043	250 ml/8.5 fl oz Shampoo (100/0)	$7.25	$14.50
PF10044	250 ml/8.5 fl oz Shampoo (90/10)	$7.25	$14.50
PF10045	250 ml/8.5 fl oz Shampoo (80/20)	$7.25	$14.50
PF10046	250 ml/8.5 fl oz Shampoo (60/40)	$7.25	$14.50
PF10047	150g/5.5 oz Conditioner (40/60)	$7.25	$14.50
PF10048	150g/5.5 oz Conditioner (10/90)	$7.25	$14.50
PF10049	150g/5.5 oz Conditioner (20/80)	$7.25	$14.50
PF10050	150g/5.5 oz Conditioner (40/60)	$7.25	$14.50
PF10051	100g/3.5 oz Instill	$9.25	$18.50
PF10056	3.5 OZ LINEAR LIQUID	$7.25	$14.50
PF10058	8 OZ MINDSET SWAY SPRAY	$6.25	$12.50
PF10059	5 OZ MINDSET SWAY GEL	$6.25	$12.50
PF10054	7 OZ VOLUME FOAM	$7.25	$14.50
PF10074	7 OZ VOLUME FOAM (new)	$7.50	$15.00
PF10055	5.5 OZ CURL (SHEER) CREME	$7.25	$14.50
PF10073	5.5 OZ CURL Ability Cream (new)	$7.50	$15.00
PF10057	240ml/8 fl oz Mindset Still Spray	$6.25	$12.50
PF10060	150ml/5 fl oz Mindset Still Gel	$6.25	$12.50
PF10076	8 OZ MINDSET STILL SPRAY (new)	$7.50	$15.00
PF10077	5 OZ MINDSET STILL GEL (new)	$7.50	$15.00
PF10075	5.5 OZ. Linear Creme	$7.50	$15.00
PF10080	2 OZ. Still Paste	$8.75	$17.50
PF10079	2 OZ.Sway Wax	$8.75	$17.50
PF10078	2 OZ. After Shine	$9.25	$18.50
PF10081	2-3 oz. Linear Serum	$9.25	$18.50
PF10082	Volume Lotion	$7.50	$15.00
PF10083	7 OZ.Curl Foam	$7.50	$15.00

Exhibit B – Trademarks
(December 29, 2003)

PROFOUND
5 NINETY FIVE
5 NINETY FIVE and Design
10 NINETY
10 Ninety and Design
20 EIGHTY
20 EIGHTY and Design
40 SIXTY
40 SIXTY and Design
60 FORTY
60 FORTY and Design
80 TWENTY
80 TWENTY and Design
90 TEN
90 TEN and Design
100 ZERO
100 ZERO and Design
MINDSET
INSTILL
SWAY
STILL
ABILITY
UNDERWATER

www.profoundbeauty.com
www.profoundbeauty.US
www.profoundbeauty.org
www.profoundbeauty.net
www.profoundbeauty.info
www.profoundbeauty.biz

U.S. Patent Application Entitled: "A Proportional Method for Diagnosing and Appropriately Cleansing and Conditioning Hair…" filed on August 27, 2003

EXHIBIT 9

License Agreement

LICENSE AGREEMENT

THIS AGREEMENT is entered into as of the 1st day of August, 2003 by and between Mana Products, Inc., a New York corporation ("LICENSOR"), and Profound Beauty Inc., a New York corporation ("LICENSEE").

WITNESSETH:

WHEREAS, LICENSOR is the sole and exclusive owner of the property and intellectual property identified fully in Schedule A attached hereto (the "Licensed Property");

WHEREAS, LICENSEE is a distributor of certain products manufactured by LICENSOR (the "Products"), and desires to obtain a license to use the Licensed Property solely to promote and market the Products;

WHEREAS, LICENSOR desires to grant to LICENSEE a license for the Licensed Property subject to the terms and conditions set forth herein;

WHEREAS, LICENSEE desires to obtain from LICENSOR a license to the Licensed Property subject to the terms and conditions set forth herein; and

WHEREAS, both LICENSEE and LICENSOR are in agreement with respect to the terms and conditions upon which LICENSEE shall use the Licensed Property.

NOW, THEREFORE, in consideration of the promises and agreements set forth herein, the parties, each intending to be legally bound hereby, do promise and agree as follows.

1. **LICENSE GRANT**

A. LICENSOR hereby grants to LICENSEE, for the Term (as hereinafter defined) the exclusive right and license to use the Licensed Property solely in conjunction with the promotion and marketing of the Products throughout the world (the "Territory").

B. LICENSEE may not grant any sublicenses to any third party without the prior written consent of LICENSOR, which consent may be withheld at LICENSOR's sole and absolute discretion.

C. The licenses granted under this Agreement are specifically set forth herein, and no rights or licenses are granted by LICENSOR to LICENSEE by implication or estoppel.

D. LICENSEE shall make no use of the Licensed Property other than in connection with the Products.

E. All rights not expressly granted to LICENSEE herein are retained by LICENSOR.

2. **TERM OF THE AGREEMENT**

This Agreement and the provisions hereof, except as otherwise provided, shall be in full force and effect commencing on the date of execution of this Agreement by both parties and shall extend for a Term as recited in Schedule A attached hereto (the "Term").

3. **LICENSE FEE**

In consideration of the License granted hereunder, LICENSEE shall pay to LICENSOR the compensation provided on Schedule A annexed hereto.

4. **WARRANTIES & OBLIGATIONS**

A. LICENSOR represents and warrants that it has the right and power to execute, deliver, and perform this Agreement and that there are no other agreements with any other party in conflict herewith.

B. LICENSOR further represents and warrants that, to the best of its knowledge, the Licensed Property does not infringe any valid right of any third party.

C. LICENSEE shall not reverse engineer, reverse compile or disassemble any Licensed Property, as applicable, or otherwise attempt to analyze any step which comprises the Licensed Property, as applicable.

5. **NOTICE & PAYMENT**

A. Notices. Notices to either party shall be in writing and shall be deemed delivered when served in person or three business days after being deposited in the United States mail, first-class certified mail, postage prepaid, return receipt requested, or one business day after being dispatched by a nationally recognized one-day express courier service addressed as follows (or to such other address as provided by the receiving party):

To Mana: Mana Products, Inc.
32-02 Queens Boulevard
Long Island City, New York 11101
Attention: Barbara Novick

To Profound: Profound Beauty Inc.
32-02 Queens Boulevard
Long Island City, New York 11101

Attention: Nikos P. Mouyiaris

B. Either party may change the address to which notice or payment is to be sent by written notice to the other in accordance with the provisions of this paragraph.

6. PATENTS, TRADEMARKS & COPYRIGHTS

A. LICENSOR may, but is not obligated to seek, obtain and, during the Term of this Agreement, maintain in its own name and at its own expense, appropriate intellectual property protection for the Licensed Property.

B. In the event that LICENSOR does not seek or obtain appropriate trademark, copyright and patent protection for a particular item of Licensed Property or in a particular country where LICENSEE believes such protection is necessary, LICENSEE shall have the right to seek such protection in the name of LICENSOR, at the cost and expense of LICENSEE.

C. LICENSEE agrees that its use of the Licensed Property inures to the benefit of LICENSOR and that LICENSEE shall not acquire any rights in the Licensed Property other than as expressly set forth herein.

D. LICENSEE acknowledges that the Licensed Property is a valuable property of LICENSOR. LICENSEE further acknowledges that LICENSOR, as between LICENSEE and LICENSOR, is the sole and exclusive owner of the Licensed Property.

E. LICENSEE further acknowledges the ownership of the Licensed Property by LICENSOR, agrees that it will do nothing inconsistent with such ownership, and that all use of the Licensed Property by LICENSEE and all good will developed therefrom shall inure to the benefit of and be on behalf of LICENSOR. LICENSEE agrees that nothing in this Agreement shall give LICENSEE any right, title, or interest in the Licensed Property other than the right to use the Licensed Property in accordance with this Agreement, and LICENSEE agrees that it will not attack the title of LICENSOR to the Licensed Property, the validity of the Licensed Property, and any rights of LICENSOR that may have arisen from this Agreement, or the validity of this Agreement.

F. The parties agree to execute any documents reasonably requested by the other party to give effect to any of the above provisions.

7. TERMINATION

A. This Agreement may be terminated by either party upon thirty (30) days written notice to the other party in the event of a breach of a material provision of this Agreement by the other party, provided that, during such thirty (30) day period, the breaching party fails to cure such breach.

B. LICENSOR shall have the right to immediately terminate this Agreement by giving written notice to LICENSEE in the event that LICENSEE does any of the following: (i) files a petition in bankruptcy or is adjudicated a bankrupt or insolvent, or (ii) makes an assignment for the benefit of creditors, or (iii) an arrangement pursuant to any bankruptcy law, or (iv) if LICENSEE discontinues its business or a receiver is appointed for LICENSEE or for LICENSEE's business and such receiver is not discharged within thirty (30) days.

C. LICENSEE shall have the right to terminate this Agreement at any time on sixty (60) days written notice to LICENSOR.

8. **GOOD WILL**

LICENSEE recognizes the great value of the good will associated with the Licensed Property and acknowledges that the Licensed Property and all rights therein including the good will pertaining thereto, belong exclusively to LICENSOR.

9. **INFRINGEMENTS**

A. LICENSOR shall have the sole and exclusive right, in its discretion, to institute and prosecute lawsuits against third persons for infringement of the rights licensed in this Agreement. All sums recovered in any such lawsuits, whether by judgment, settlement or otherwise, in excess of the amount of reasonable attorneys' fees and other out of pocket expenses of such suit, shall be retained solely by LICENSOR.

B. LICENSEE agrees to fully cooperate with LICENSOR in the prosecution of any such suit against a third party and shall execute all papers, testify on all matters, and otherwise cooperate in every way necessary and desirable for the prosecution of any such lawsuit. LICENSOR shall reimburse LICENSEE for any expenses incurred as a result of such cooperation.

10. **INDEMNITY**

A. LICENSOR agrees to defend and indemnify LICENSEE, its officers, directors, agents, and employees, against all costs, expenses and losses (including reasonable attorneys' fees and costs) incurred in any suit, claim or proceeding brought against LICENSEE alleging that LICENSEE's use of the Licensed Property infringes the rights of another.

B. LICENSEE agrees to defend and indemnify LICENSOR its officers, directors, agents, and employees, against all costs, expenses and losses (including reasonable attorneys' fees and costs) incurred in any suit, claim or proceeding brought against LICENSOR or its subsidiaries based on the sale and use of the Licensed Property and/or Products by LICENSEE.

C. Each party shall indemnify and defend the other against all claims, suits, losses, expenses, and liabilities (including reasonable attorneys' fees) for bodily injury, personal injury, death and tangible property damage as a result of the negligence, intentional wrongful acts or omissions, or misrepresentations of the indemnifying party or any person for whose actions it is legally liable, provided that the indemnifying party is promptly notified, rendered reasonable assistance by the indemnified party as required, and permitted to direct the defense or settlement negotiations.

11. **FORCE MAJEURE**

It is understood and agreed that in the event of an act of the government, or war conditions, or fire, flood or labor trouble of LICENSEE preventing the performance by LICENSEE of the provisions of this Agreement, then such nonperformance by LICENSEE shall not be considered as grounds for breach of this Agreement and such nonperformance shall be excused without any liability to LICENSEE while the conditions herein prevail.

12. **CONFIDENTIAL INFORMATION**

A. For purposes of this agreement, the term "Confidential Information" shall mean the following:

1. Any information, know-how, data, formulas, technique, design, drawing, program, formula or test data, work in formulas, engineering, manufacturing, marketing, financial, sales, supplier, customer, employee, investor, or business information, whether in oral, written, graphic, or electronic form, or

2. Any document, diagram, drawing, computer program or other communication which is either conspicuously marked "confidential" at the time of disclosure, or if the disclosing party advices the receiving party that such is confidential within two weeks after the receipt of such information, or known or reasonably known by the other party to be confidential, or is of a proprietary nature and is learned or disclosed in the course of discussions, studies, or other work undertaken between the parties.

B. Both parties and their respective employees and agents agree that during the period of their discussions and/or business relationship and for a period of three (3) years after the termination of such relationship, the recipient of Confidential Information will not at any time disclose to any person or use for its own benefit or the benefit of anyone, Confidential Information of the other party without the prior express written consent of said party.

C. Prior to disclosure of any Confidential Information received by it from the other, the recipient will obtain from all consultants it retains a written agreement: (A) to hold all Confidential Information in confidence and not to use such information for any purpose except as it relates to discussions between the parties or any subsequent business relationship between the parties; and (B) to return all Confidential Information received immediately after consultant has completed its work to the party from whom said information was received.

D. The parties agree to promptly deliver to the other any documents reflecting Confidential Information and any copies made thereof which the recipient of said information may have made, may have access to, or may receive or possess during the period of its discussions and/or business relationship. Upon termination of the discussions and/or business relationship between the parties, the recipient of Confidential Information shall promptly deliver to the other party any and all such information in its possession or under its control, except as the parties by prior express written permission or agreement have agreed to retain.

E. The parties agree that the following will not be deemed Confidential Information:

1. Information which, at the time access is gained, is already in the recipient's possession or available to it or its employees from any other source having no obligation to the party which is the source of said information.

2. Such information which is, or any time hereafter becomes, available to the public through no fault of the disclosing party.

3. Such information which, after access is gained to the disclosure, is at any time obtained by the recipient from any other person, firm or company having no obligation to or relationship with the source of said information.

F. Neither party shall be liable for disclosure of Confidential Information if made in response to a valid order of a court or authorized agency of government; provided that ten days notice (or as is reasonable under the circumstances) first be given to the other party so a protective order, if appropriate, may be sought by such party.

13. **JURISDICTION & GOVERNING LAW**

This Agreement shall be governed in accordance with the laws of the State of New York, without reference to conflicts of law principles. Any suit, action or proceeding arising out of or relating to this Agreement, including but not limited to any action seeking the application of equitable remedies, including a temporary restraining order and/or preliminary injunctive relief, shall be brought in the United States District Court for the Southern District of New York or any New York State court located in New York City. The parties hereby irrevocably consent to the jurisdiction of such courts and waive any objection they may have to the venue of such courts. Each party acknowledges that any breach of its obligations under this Agreement with respect to Confidential Information or Licensed Property will cause the other party irreparable injury for which there are inadequate remedies at law, and that such other party will be entitled to seek equitable relief with respect to any such breach in addition to all other remedies provided by this Agreement or available at law.

14. **AGREEMENT BINDING ON SUCCESSORS**

The provisions of this Agreement shall be binding on and shall inure to the benefit of the parties hereto, and their heirs, administrators, successors and assigns.

15. **WAIVER**

No waiver by either party of any default shall be deemed as a waiver of prior or subsequent default of the same or other provisions of this Agreement.

16. **SEVERABILITY**

If any term, clause, or provision hereof is held invalid or unenforceable by a court of competent jurisdiction, such invalidity shall not affect the validity or operation of any other term, clause or provision and such invalid term, clause or provision shall be deemed to be severed from the Agreement.

17. **NO JOINT VENTURE**

Nothing contained herein shall constitute this arrangement to be employment, a joint venture or a partnership.

18. **ASSIGNABILITY; LICENSE**

Neither party may assign any of its rights or obligations under this Agreement without the prior written consent of the other. Notwithstanding, any provision herein, LICENSOR may assign this Agreement without LICENSEE's prior written consent (i) to an Affiliated Entity of LICENSOR or (ii) in the event of a merger or other reorganization involving LICENSOR, or the sale of all or substantially all of LICENSOR's assets. For purposes hereof, an "Affiliated Entity" shall be defined as an entity controlled by, or under common control with, such party.

19. **INTEGRATION; AMENDMENT**

This Agreement revokes and supersedes all prior agreements between the parties with respect to the subject matter hereof and shall not be modified or amended except in a writing signed by the parties hereto and specifically referring to this Agreement.

20. **ATTORNEY'S FEES**

In the event that any action is required in order to enforce or interpret any of the provisions of this Agreement, the prevailing party in such action shall recover all reasonable costs and expenses, including attorneys' fees, incurred in connection therewith.

21. **COUNTERPARTS**

This Agreement may be executed in two or more counterparts, each of which when so executed shall be deemed an original, and all of which together shall constitute one and the same instrument. For purposes of this Agreement, a faxed copy of an original signature shall be deemed an original signature.

[Signatures appear on the following page.]

IN WITNESS WHEREOF the parties have entered into this Agreement as of the date first set forth above.

MANA PRODUCTS, INC.

By: ______________________
Name: Lawrence Weinstock
Title: Vice President - Finance

PROFOUND BEAUTY INC.

By: ______________________
Name: Nikos Mouyiaris
Title: President

SCHEDULE A

1. Licensed Property. The following are the Licensed Property covered by this Agreement:

- One 4-cavity mold and the related design and engineering which can be used to manufacture custom injection molded polypropylene caps.
- One 2-cavity mold and the related design and engineering which can be used to manufacture custom blow-molded 250ml high density polyethylene bottles.
- One 2-cavity mold and the related design and engineering which can be used to manufacture custom blow-molded 150ml high density polyethylene "tottles" (formed like bottles, but having the appearance of tubes).
- One 2-cavity mold and the related design and engineering which can be used to manufacture custom blow-molded 100ml high density polyethylene tottles.

The above mentioned molds are physically located at Shya Hsin Plastic Works Co. Ltd., Taiwan.

2. Term. This Agreement shall be effective for a term of five (5) years, commencing on the date of the execution of this Agreement (the "Term"). Thereafter, this Agreement shall automatically renew for additional terms of one (1) year, unless either of the parties gives the other written notice of intent to terminate this Agreement ninety (90) days before the expiration of the Term or any additional terms thereafter.

3. Compensation. LICENSEE shall pay to LICENSOR a royalty representing 0.5 % (one-half of one percent) of LICENSEE's Net Sales (as defined below) of the Products (regardless of whether or not LICENSEE has utilized the Licensed Property for the sale of the Products) (the "Royalty"). "Net Sales" shall be defined as gross sales invoiced to LICENSEE's customers less credits issued by LICENSEE for authorized refunds, discounts, returns or other sales adjustments. Sales tax and freight charges shall not be considered in any calculation of Net Sales. The Royalty shall be paid to LICENSOR by LICENSEE on a monthly basis, no later than on the last day of the month after the month for which the Royalty is earned (i.e.; the Royalty for March is due no later than April 30th).

LICENSOR, or its representative, shall have the right to inspect, at LICENSEE's place of business or such other location as LICENSEE may designate, the books, records, reports and accounts of LICENSEE with respect to the sales of the Products (regardless of whether or not LICENSEE has utilized the Licensed Property for the sale of the Products), including but not limited to documentation related to Net Sales and refunds, discounts, returns or other sales adjustments, upon one week's written notice to LICENSEE, during normal business hours.

EXHIBIT 10

Supply Agreement

SUPPLY AGREEMENT

This Supply Agreement (this "Agreement") is made and entered into this 1st day of August, 2003 (the "Effective Date") by and between Profound Beauty Inc., a New York Corporation ("Profound"), and Mana Products, Inc., a New York Corporation ("Mana").

WHEREAS, Mana is the manufacturer of the products listed on Schedule I attached hereto, as may be amended (the "Products"); and

WHEREAS, Profound desires to purchase from Mana the Products for resale, to sell the Products throughout the world, pursuant to the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants hereafter set forth, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Supply of the Products.

(a) Subject to the terms and conditions set forth in this Agreement, Mana hereby agrees to exclusively supply to Profound the Products, for the resale of the Products by Profound throughout the world.

(b) Mana and Profound may amend Schedule I from time to time by a written mutual consent signed by Mana and Profound, by adding or deleting products thereto, which may then be sold by Profound as provided herein, except that such new Products may be subject to additional terms and conditions.

(c) Notwithstanding anything to the contrary set forth herein, Profound shall not acquire any rights or title in Mana property with respect to the Products, other than the property rights expressly granted to Profound in a certain License Agreement by and between Mana and Profound, dated as of August 1, 2003 (the "License Agreement").

2. Term. This Agreement shall be effective for a term of five (5) years, commencing on the date of the execution of this Agreement (the "Term"). Thereafter, this Agreement shall automatically renew for additional terms of one (1) year, unless either of the parties gives the other written notice of intent to terminate this Agreement ninety (90) days before the expiration of the Term or any additional terms thereafter. Notwithstanding anything to the contrary set forth herein, this Agreement shall immediately terminate upon the termination of the License Agreement.

3. Sales by Mana to Profound.

(a) Mana shall sell the Products directly to Profound, subject to purchase orders submitted by Profound and accepted by Mana, at purchase prices to be agreed upon by the parties hereto (the "Purchase Prices"), as set forth on Schedule I attached hereto. The Purchase Prices shall be amended on an annual basis (as of each anniversary of the Effective Date), as agreed and evidenced in writing signed by Mana and Profound.

(b) Profound shall take possession of the Products ordered by Profound at Mana's warehouse, or at such other location as may be reasonably determined by Mana. Profound shall inspect all of the Products upon taking possession and shall, within fourteen (14) days of taking possession of the Products, give written notice to Mana of any claim for damages or shortages or that any Product does not conform with the terms of this Agreement.

(c) Profound shall (i) pay all shipping fees, customs, import, excise, sales and other similar duties and taxes payable in respect of the Products which may be shipped by Mana at Profound's direction and (ii) obtain any licenses, authorizations, permissions and other documents for the import, export, distribution, sale and/or other disposal of the Products.

4. Marketing Efforts. Profound agrees to use commercially reasonable efforts during the Term to promote the sale of the Products.

5. Confidentiality.

(a) No Use of Information. Each party agrees that it will not, during the term of this Agreement or thereafter, communicate or divulge to or use for the benefit of itself or any other person, firm, association or corporation, without the prior written consent of the other party, any Confidential Information (defined below) owned or used by the other party that may be communicated to or acquired or learned by such party during the term of this Agreement (or which may have been communicated to or acquired or learned by such party prior to the date hereof in anticipation of this Agreement). Each party shall use its commercially reasonable efforts to extend the above secrecy obligation to its employees and consultants and shall not use less than the degree of care it uses with regard to its own confidential information. In the event of termination of this Agreement, each party shall, at the other party's request, return to the other party all written data and Confidential Information (including any copies made) and shall prevent the use of such information by persons who were in possession thereof or acquainted therewith during the term of this Agreement.

(b) No Disclosure. Each party agrees to hold in strict confidence and not to disclose to third parties without the prior written consent of the other party and not to use commercially, except under the terms of this Agreement, any and all Confidential Information received directly or indirectly from the other party and/or its affiliates, both before and during the term of this Agreement. Each party shall not disclose the Confidential Information received from the other party and/or its affiliates under this Agreement to any person except for such persons employed by the respective parties who strictly need to know such Confidential Information to enable such party to implement and enjoy its full rights under this Agreement and are bound by a duly executed written agreement with terms of confidentiality and non-use no less rigorous than those set forth in this Agreement. These obligations of confidentiality and non-use shall apply both during the term of this Agreement and thereafter, and each party shall take adequate measures in order to ensure that such Confidential Information is kept in secret, at its own expense.

(c) Definition. "Confidential Information" shall mean confidential or other proprietary information that is disclosed by either party to the other under this Agreement including, without limitation, designs, product specifications, business operations, formulas and other confidential business information. Confidential information shall not include information which: (i) is or becomes public knowledge without any action by or involvement of a party; (ii) has been independently developed other than pursuant to this Agreement; (iii) is disclosed by a party with the prior written approval of the other party; or (iv) is disclosed pursuant to any judicial or government order or process, provided that the disclosing party gives the other party prior notice sufficient to allow that party time to contest such order or process.

6. Indemnification.

(a) By Mana. Mana agrees to indemnify, hold harmless and defend Profound, its affiliates, and their respective officers, directors, employees, members, contractors, licensors, agents and representatives from any claims, liabilities, damages, costs and expenses (including reasonable attorneys' fees and costs of suit) to the extent they arise out of (i) a material breach by Mana of the terms and provisions of this Agreement, or (ii) any claims of infringement of any copyright, patent or trade secret or other proprietary rights, arising from the Products or any misuse of the Products by Mana. If Mana receives notice of an alleged infringement by the Products, on the rights of any third party, Mana shall use commercially reasonable efforts to either obtain the right to continue to use the Products or to modify the Products so that they are no longer infringing.

(b) By Profound. Profound agrees to indemnify, hold harmless and defend Mana, its affiliates, and their respective officers, directors, employees, members, contractors, licensors, agents and representatives from any claims, liabilities, damages, costs and expenses (including reasonable attorneys' fees and costs of suit) to the extent they arise out of (i) a material breach by Profound of the terms and provisions of this Agreement; or (ii) any claims arising from the misuse or negligent use of the Products by Profound.

(c) Indemnification Conditions. Promptly after receipt by Mana or Profound of notice of any claim that may affect the Products or the commencement of any action, proceeding, or investigation in respect of which indemnity or reimbursement may be sought as provided above, such party (the "Indemnitee") shall notify the party from whom indemnification is claimed (the "Indemnitor"), but the failure of such Indemnitee to notify the Indemnitor with respect to a particular action, proceeding or investigation shall not relieve the Indemnitor from any obligation or liability (i) which it may have pursuant to this Agreement if the Indemnitor is not substantially prejudiced by the failure to notify or (ii) which it may have otherwise than pursuant to this Agreement. The Indemnitor shall promptly assume the defense of the Indemnitee with counsel reasonably satisfactory to the Indemnitee, and the fees and expenses of such counsel shall be at the sole cost and expense of the Indemnitor. The Indemnitee will cooperate with the Indemnitor in the defense of any action, proceeding or investigation for which the Indemnitor assumes the defense. Notwithstanding the foregoing, the Indemnitee shall have the right to employ separate counsel in any action, proceeding or investigation, and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnitee, unless (i) the Indemnitor has agreed to pay such fees and expenses, (ii) the Indemnitor shall have failed promptly to assume the defense of such action, proceeding or investigation and employ counsel reasonably satisfactory to the Indemnitee, or (iii) in the reasonable judgment of the Indemnitee there may be one or more defenses available to the Indemnitee which are not available to the Indemnitor with respect to such action, claim, or proceeding, in which case the Indemnitor shall not have the right to assume the defense of such action, proceeding or investigation on behalf of the Indemnitee. The Indemnitor shall not be liable for the settlement by the Indemnitee of any action, proceeding or investigation effected without its consent, which consent shall not be unreasonably withheld. The Indemnitor shall not enter into any settlement in any action, suit or proceeding to which the Indemnitee is a party, unless such settlement includes a general release of the Indemnitee with no payment by the Indemnitee of consideration.

7. Termination.

(a) This Agreement may be terminated by the mutual consent of the parties hereto.

(b) Either party may terminate this Agreement in the event of a breach or threatened breach by the other party of any of the terms of this Agreement; provided, however, that the non-breaching party shall provide the other party with written notice of such breach or threatened breach and such breach or threatened breach is not cured within twenty (20) days of delivery of such notice.

(c) This Agreement shall immediately terminate upon the termination of the License Agreement.

8. Effect of Termination. In the event this Agreement is terminated pursuant to any provision of Section 7 above, then this Agreement shall be null and void and have no legal effect whatsoever, other than as set forth in Section 5 above. The remedy of termination shall be in addition to all other rights and remedies that either party may have hereunder or in law or equity.

9. General Provisions.

(a) Equitable Relief. Each party acknowledges that any breach of its obligations under this Agreement with respect to Confidential Information will cause the other party irreparable injury for which there are inadequate remedies at law, and that such other party will be entitled to seek equitable relief with respect to any such breach in addition to all other remedies provided by this Agreement or available at law. Any suit, action or proceeding arising out of or relating to this Agreement, including but not limited to any action seeking the application of equitable remedies, including a temporary restraining order and/or preliminary injunctive relief, may be brought in the United States District Court for the Southern District of New York or any New York State court located in New York City. The parties hereby irrevocably consent to the jurisdiction of such courts and waive any objection they may have to the venue of such courts.

(b) Successors and Assigns. This Agreement may not be assigned in whole or in part by either party without the prior written consent of the other party, except Mana may assign this Agreement without Profound's prior written consent (i) to an Affiliated Entity or (ii) in the event of a merger or other reorganization involving Mana, or the sale of all or substantially all of Mana's assets. For purposes hereof, an "Affiliated Entity" shall be defined as an entity controlled by, or under common control with, such party. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns.

(c) Governing Law. This Agreement will be governed and interpreted in accordance with the laws of the State of New York, without reference to conflicts of law principles.

(d) Relationship of Parties. Neither party will have, and will not represent that it has, any power, right or authority to bind the other party or to assume or create any obligation or responsibility, express or implied, on behalf of the other party or in the other party's name, except as herein expressly provided. Nothing stated in this Agreement shall be construed as creating the relationship of principal/agent, employer/employee or franchise/franchisee between the parties.

(e) Attorneys' Fees. In the event that any action is required in order to enforce or interpret any of the provisions of this Agreement, the prevailing party in such action shall recover all reasonable costs and expenses, including attorneys' fees, incurred in connection therewith.

(f) Waiver. The failure of either party to enforce any provision of this Agreement shall not be deemed a waiver of that or any other provision of this Agreement.

(g) Severability. If any of the provisions of this Agreement are found or deemed by a court of competent jurisdiction to be invalid or unenforceable, they shall be severable from the remainder of the Agreement and shall not cause the invalidity or unenforceability of the Agreement.

(h) Notices. Notices to either party shall be in writing and shall be deemed delivered when served in person or three business days after being deposited in the United States mail, first-class certified mail, postage prepaid, return receipt requested, or one business day after being dispatched by a nationally recognized one-day express courier service addressed as follows (or to such other address as provided by the receiving party):

To Mana: Mana Products, Inc.
32-02 Queens Boulevard
Long Island City, New York 11101
Attention: Barbara Novick

To Profound: Profound Beauty Inc.
32-02 Queens Boulevard

Long Island City, New York 11101
Attention: Nikos P. Mouyiaris

(i) Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof, and supersedes in its entirety any and all written or oral agreements or understandings previously existing between the parties with respect to such subject matter. Each party acknowledges that it is not entering into this Agreement on the basis of any representations not expressly contained herein. Any amendments or modifications of this Agreement must be in writing and signed by both parties hereto.

(j) Section Headings. All section headings herein are inserted for convenience only and shall not modify or affect the construction or interpretation of any provision of this Agreement.

(k) Counterparts. This Agreement may be executed in two or more counterparts, each of which when so executed shall be deemed an original, and all of which together shall constitute one and the same instrument. For purposes of this Agreement, a faxed copy of an original signature shall be deemed an original signature.

(l) Force Majeure. It is understood and agreed that in the event of an act of the government, or war conditions, or fire, flood or labor trouble of Mana preventing the performance by Mana of the provisions of this Agreement, then such nonperformance by Mana shall not be considered as grounds for breach of this Agreement and such nonperformance shall be excused without any liability to Mana while the conditions herein prevail.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the parties have entered into this Agreement as of the date first set forth above.

MANA PRODUCTS, INC.

By: Laurie Weinstock
Name: Lawrence Weinstock
Title: Vice President - Finance

PROFOUND BEAUTY INC.

By:
Name: Nikos Mouyiaris
Title: President

EXHIBIT 11

Valuation Letter

Willamette Management Associates
305 Madison Avenue, Suite 5000
New York, New York 10165
646 · 658 · 6220 / (Fax) 646 · 658 · 6230

December 23, 2003

Howard Friedensohn
Profound Beauty Inc.
32-02 Queens Blvd.
Long Island City, New York 11101

Re. Appraisal of certain options on the unrestricted common stock of Profound Beauty Inc. as of December 23, 2003.

Dear Mr. Friedensohn:

Upon your request we have completed the estimate of fair market value of a group of options to acquire Profound Beauty Inc.'s unrestricted common stock as of December 23, 2003. Profound Beauty Inc. will issue up to 4,000,000 options to acquire shares of its unrestricted common stock at $.05, expiring ten years after the date of issuance.

APPROACH AND METHODOLOGY

In 1973, Fisher Black and Myron Scholes derived a theoretical model for the valuation of options. This model went on to win the Nobel Prize in economics in 1997 and continues to be one of the best known and most widely used model in option valuation. Because of its acceptance in the valuation community and by the Internal Revenue Service we have chosen to utilize the Black-Scholes Model in our valuation of these options. The Black Scholes Model takes into consideration the difference between the strike price and the actual price of the stock along with other variables that can affect the value of an option as described in the following section.

BLACK SCHOLES MODEL INPUTS:

- *Stock/Asset Price:* The actual price of the equity that the options are linked to as of the valuation date. We utilized generally accepted methods used by professional appraisers to estimate the value of Profound's unrestricted common stock as of December 23, 2003.
- *Strike/Exercise Price:* The fixed point at which the stock option becomes exercisable, which was set at $.05 by Profound Beauty Inc.'s management.
- *Time to Expiration:* The amount of time from the valuation date until the termination of the exercise period. The options in question will expire ten years from the date of issuance.
- *Riskless/Interest Rate:* The rate of return available in the market on an investment free of default risk. Many investors use United States Treasury Bonds as a fair assessment of this rate. We used Treasury Bonds with approximately the same time to expiration as of December 23, 2003 to determine an appropriate rate of 4.15 percent.
- *Volatility:* The annual standard deviation of returns. This measures the amount of fluctuation in the market price of the stock over the course of the year. We estimated volatility at a 50 percent level.
- *Dividend Yield:* The rate at which a company will pay dividends to its shareholders. Profound pays no dividends on its common stock.

By following the procedures discussed in the IRS's Rev. Proc. 98-34, we have utilized the Black Scholes Model to calculate the following value for the group of call options on Profound Beauty Inc.'s unrestricted common stock as of the valuation date, December 23, 2003. Our analysis has determined the value of the options to be:

$.02 PER OPTION

This report was prepared under the direct supervision of Jacob P. Roosma with the assistance of Lyle A. Chastaine. Neither Willamette Management Associates, nor the individuals involved in this appraisal, have any present or contemplated future interest in the subject property, or any other interest which might tend to prevent making a fair and unbiased appraisal.

WILLAMETTE MANAGEMENT ASSOCIATES

Jacob P. Roosma

Jacob P. Roosma

EXHIBIT 12

Legal Opinion

OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
PARK AVENUE TOWER, 65 EAST 55TH STREET
NEW YORK, NEW YORK 10022
(212) 451-2300
FACSIMILE (212) 451-2222
www.ogfrwlaw.com

NEW JERSEY OFFICE
WATERVIEW PLAZA
2001 ROUTE 46, SUITE 202
PARSIPPANY, NEW JERSEY 07054
(973) 541-1999
FACSIMILE (973) 541-9129

December 30, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Ladies and Gentlemen:

We have acted as counsel to Profound Beauty Inc., a Delaware corporation (referred to herein as the "Company") in connection with the Company filing pursuant to Regulation A of the Securities Act of 1933, as amended (the "Securities Act") a Form 1-A with the Securities and Exchange Commission, such that the grant of the Company options (the "Options") to purchase up to 4,000,000 shares of the Company common stock, par value $0.001 per share (the "Common Stock") pursuant to the Company's 2003 Profound Incentive Equity (PIE) Stock Option Plan (the "Plan"), and the shares of Common Stock reserved for issuance upon the exercise of the Options (the "Reserved Shares"), be exempt from registration pursuant to Regulation A of the Securities Act.

In this capacity, we have examined the following documents:

(i) The Articles of Incorporation and By-laws of the Company, as now in effect;

(ii) The Offering Circular to be used in connection with the issuance of the Options under the Plan;

(iii) The Plan documents; and

(iv) such other documents, instruments, contracts, certificates and records, as we have deemed necessary and relevant as a basis for the opinion set forth herein.

All of the documents referenced in clauses (i) through (iv) above are sometimes hereinafter referred to as collectively as the "Documents."

We have examined originals or copies certified or otherwise identified to our satisfaction of the Documents as we have deemed appropriate in rendering the opinions hereinafter expressed. We have also made such examination of law as we have deemed appropriate as the basis for the opinions hereinafter expressed. In making such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to original documents of documents submitted to us as certified or photostatic copies.

Based on the foregoing, and subject to the assumptions, qualifications and exceptions herein contained, and such other investigation as we have deemed necessary in the circumstances, we are of the opinion that:

The Reserved Shares, when issued and paid for in accordance with the terms and conditions set forth in the Plan will be duly and validly issued, fully paid and non-assessable.

Our opinion above is subject to the following qualifications:

We are members of the Bar of the State of New York. We express no opinion as to the laws of any jurisdiction other than the laws of the State of New York, the General Corporation Law of the State of Delaware and the federal laws of the United States.

Our opinion is expressly limited to matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company. We assume no obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinions expressed herein.

Very truly yours,

Olshan Grundman Frome Rosenzweig & Wolosky LLP

OLSHAN GRUNDMAN FROME
ROSENZWEIG & WOLOSKY LLP

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